

02056065

PE
5-26-02

ConAgra Foods®

IT'S TIME...



RISE AND SHINE. Just the thought of a good old-fashioned breakfast makes it a little easier to roll out c bed and into the shower. Check the fridge. Maybe an Egg Beaters omelet, some Ready Crisp bacon. Thos Knott's Berry Farm preserves look terrific. Better fire up the toaster. It's time to eat.

Now it's drive time. You're in luck … a parking spot just a few steps from the front door. Need to wrap u that report today. A few phone calls here, a hallway conference there. It's almost noor Just enough time to walk down to that new hot dog stand on the corner. They serv Armour Stars *and* Hebrew National. It's time to eat.


Egg Beaters

IT'S TIME


Banquet
Homestyle Bakes
Pizza Pasta

Might want to pop a bag of Orville Redenbacher's into the microwave before that 3 o'clock meeting — the team always works better after they've been "Orvillized." Back to the cubicle. Just enough time to spell check that report one more time before you send it out.

Pick up the dry cleaning on the way home, then the kids after practice. Everybody's hungry..."starving," they say. Yes, it's time to eat, again. Within a half-hour, the family's swapping stories over Banquet Homestyle Bakes.

Later, after homework, as the evening winds down in front of the TV, a little Healthy Choice ice cream with a squirt of Reddi-wip dessert topping would sure hit the spot. Guess what?



TO EAT

FINANCIAL HIGHLIGHTS

Dollars in millions except per share amounts	May 26, 2002	May 27, 2001
Net sales	**$ 27,630**	$ 27,101
Gross profit	**$ 4,093**	$ 3,789
Operating profit	**$ 2,058**	$ 1,859
Income before income taxes and changes in accounting	**$ 1,268**	$ 1,104
Income before changes in accounting	**$ 785**	$ 683
Net income	**$ 783**	$ 639
Diluted income per share before changes in accounting	**$ 1.47**	$ 1.33
Diluted income per share	**$ 1.47**	$ 1.24
Cash earnings return on beginning-of-year common stockholders' equity	**22.4%**	25.4%
Common stock price at year end	**$ 24.76**	$ 20.27
Annualized common stock dividend rate at year end	**$ 0.940**	$ 0.900
Employees at year end	**89,000**	89,500

ConAgra Foods Inc. is one of North America's largest packaged food companies, with a strong presence in consumer grocery as well as restaurant and foodservice establishments.

A FOODS




Hunt's
Perfect Squeeze
NO MESS!

It's always time for ConAgra Foods. Morning, noon and night, and all the times in between, ConAgra Foods makes the day taste better by bringing people together over the food they love. While we anticipate today's trends and foster innovative food solutions that fit into fast-paced lifestyles, we hold a special place for family favorites. With an unparalleled array of favorite foods, ConAgra Foods is uniquely positioned to help people savor the times of their lives. It's no wonder ConAgra Foods is on the road to becoming America's Favorite Food Company.


BUTTERBALL
Great on the Grill
Fresh Young Turkey

FOR CONAGR

FISCAL 2002 WAS EXACTLY WHAT WE WANTED: steady progress in the marketplace. I'm pleased with our business and financial results, as our team delivered very solid numbers this year: sales reached $27.6 billion, operating profit grew to almost $2.1 billion, operating margins expanded, operating cash flow exceeded $2.3 billion, and EPS grew 19 percent to $1.47. We did this during a year of marked change; the first half of our year showed the aftermath of the horrific terrorist attacks of Sept. 11, while the second half of our year showed a better economic environment compared to a year earlier. Our most noteworthy success, however, was improving the fundamentals of our business. Our efforts and strategies over the last couple of years are starting to pay off – that's why we are excited about our future.

LETTER TO SHAREHOLDERS



While our strategic and tactical goals played a significant role in making our year successful, the real credit goes to our team. All across our organization – whether it be sales, marketing, manufacturing or administrative personnel throughout our domestic and international locations – our people acted as a strong, focused team to reach our goals. That shows the strength of ConAgra Foods, and that strength is growing every day. My thanks again to all of our team for a job well done this fiscal year.

We had four performance mandates this fiscal year. Those mandates focused on growing sales while growing margins, executing better and more efficiently, bundling products to satisfy customers and reducing debt. Some of these were aimed at specific challenges we were experiencing. We achieved exactly what we wanted, with the exception of continued poor results in our agricultural products distribution business.

Packaged Foods sales grew nine percent for the year, or five percent excluding the benefit of acquisitions, evidence that our sales and marketing plans are developing some momentum. In particular, our success in reducing debt exceeded our expectations. We paid down more than $1.2 billion in debt and preferred securities this year due to strong profitability and excellent working capital management.

Our success this year is due to intense attention to our mandates, as well as the changes we've been going through over the last few years. As you've heard me say before, our company is going through some changes to reach its potential in the marketplace. These changes put us on the road to becoming America's Favorite Food Company. These types of changes impact big picture areas of our company: the types of businesses we're in, our sales approach, our marketing strength, the products we choose to emphasize, our information systems, our distribution capabilities, the people we hire, how we transact with customers, how we deploy our capital, and other highly important areas of our business. These changes mean we're incurring incremental expenses and making investments that weigh on short-term profits as we renovate and innovate. But the changes we're making are aimed at boosting long-term profits. Our end goal is to connect with our consumers to the benefit of our trade customers in order to increase rewards to shareholders over the long term. We're well on our way, but there is a great deal more to do in terms of improving margins and returns.

The initiatives we have under way span several years, and we're probably a little more than halfway done. The hard work we've been doing over the last few years is worth it because it is enabling us to generate a solid foundation for strong earnings and future growth prospects. Although we have more to do, it is worth pointing out a few of fiscal 2002's most noteworthy achievements and some of the milestones passed.

- One of our recently introduced products, Banquet Homestyle Bakes, became one of the industry's best-performing new items, registering consumer sales of more than $125 million in fiscal 2002. We also made new product news with other new items, including Chocolate Reddi-wip, ACT II Kettle Corn, Orville Redenbacher's Sweet 'n Buttery flavored popcorn, Hunt's Perfect Squeeze ketchup, Wolfgang Puck wood-fired pizzas, Healthy Choice Mixed Grills, Fleischmann's Premium Blend with Olive Oil, and several other items. New products are key to improving our product mix.

- We reached an important milestone in shaping our portfolio by agreeing to divest most of our fresh beef and pork assets to a venture with outside investors. This will help further concentrate our capital and focus around branded and value-added food products, which is at the core of our long-term strategy. You can expect to see more portfolio changes as we move forward.

- We won outstanding supplier awards from Wal-Mart, Wendy's, and Sysco, and other significant companies. Also, a number of our manufacturing facilities received awards for quality and workplace safety. A commitment to excellent customer service and safety is key to our future.

- We opened our first new distribution center in Indianapolis, Ind. We're retooling our distribution

OUR END GOAL IS TO CONNECT WITH OUR CONSUMERS SO THAT WE INCREASE REWARDS TO SHAREHOLDERS OVER THE LONG TERM.

network with new dry and temperature-controlled facilities that are strategically located to serve customers better and more efficiently. There is a lot of money to be saved by doing this right. We'll be opening additional new distribution centers over the next couple of fiscal years as we continue to retool this important function. Once finished, we expect to have distribution capabilities second to none in our industry.

- We opened our Enterprise Technology Center in Omaha, Neb. This center represents the core of our common information and data processing platform and enables us to make faster, better decisions and serve customers well. Opening our Enterprise Technology Center was a significant milestone.

WE ARE COMMITTED TO ETHICALLY AND RESPONSIBLY MANAGING YOUR COMPANY FOR PROFITABLE LONG-TERM GROWTH.

- Because food safety is our priority, we established the Office of Product Quality and Development. I named Patricia Verduin, Ph.D., to the position of Senior Vice President and Director, Office of Product Quality and Development, reporting directly to me. Pat's responsibility is to implement the highest standards of food safety in the food industry. She has experience as a professional scientist and a business person, a combination that should serve our consumers and our company well.

While our year was a strong one, I'm not yet happy with our overall margins or returns. We are focused on doing better. We are striving for higher margins and returns, and we will achieve them by satisfying consumers like no one else in the business. We're focused on doing the important things that impact shareholder value. While most of those things have involved the basics – consumers, customers, capabilities, costs, and capital – there are some important cultural developments at our company that we think will also impact shareholder value over the long term.

There is no need to remind you that business ethics – or a lack thereof – are top of mind today. Recent headlines call attention to the essence of bad business: fraud, deception, poor oversight, and the loss of investor confidence. We understand why investors would be wary in today's environment, but we are mindful that the illegal and unethical acts of a few businesses should not be used as a stereotype for all companies. We know our shareholders want us to represent sound business principles. That is why we are committed to ethically and responsibly managing your company for profitable long-term growth. Like every other public company, we have to learn from mistakes. We take deliberate action to minimize mistakes, and also to address them quickly and effectively.

We've had long-standing practices to protect ConAgra Foods against the types of abuses we're hearing so much about today. For example, we don't make loans to executive officers. We don't reprice options. All of our directors, except me, are not, nor have they ever been, employed by the company.

To build on this foundation, we have formalized and strengthened a few long-standing practices.

- Officers and directors hold their stock through thick and thin. We require all of our directors and executive officers to refrain from selling company stock until at least six months after leaving the board or the company. We think this is very significant and sets us apart from many companies.

- We formed a formal Corporate Governance Committee, which is responsible for our governance principles. Those principles can be viewed on our Web site at www.conagrafoods.com in the section for investors.

- We also formed a Nominating Committee, and we recently added two more independent directors to our board.

- While we match contributions to 401(k) retirement plans with ConAgra Foods stock, we also enhanced those plans so that employees can diversify their vested holdings.

- We adopted our Code of Conduct to reinvigorate and renew our commitment to our long-standing standards for ethical business practices.

We know that disciplined practices like these strengthen our company and its culture.

We know that investor confidence in company management is key to any company's valuation. Recently, the Securities and Exchange Commission (SEC) ruled that the Chief Executive Officers and Chief Financial Officers of every public U.S. company with sales in excess of $1.2 billion must *personally make a certification* regarding the accuracy of their companies' financial statements. We are certifying ours in the manner required by the SEC.

There are several other items that are getting a great deal of attention these days. There is quite a bit of discussion going on right now about accounting for stock options. We want all companies' financial results, and certainly ours, to be as clear as possible for investors, so we support a universal solution regarding accounting for stock options that treats all companies equally and comparably. As we set out on pages 58 and 59 in our financial statements, if we expensed options under alternative accounting suggestions, our reported EPS would have been $1.44 instead of $1.47 for fiscal 2002.

Pension accounting is also getting a lot of attention because the assumptions used in pension accounting can significantly impact some companies' EPS. One of those key assumptions is the expected long-term rate of return on plan assets. Given the recent weak conditions of the financial markets and expectations for modest market returns in the future, we expect that the long-term rate of return on plan assets shown in future years will be below the current 9.25 percent experience rate used for fiscal 2002. That rate reflects results achieved in stronger markets, which existed until recently. Therefore, you will most definitely see a reduction in our 9.25 percent rate of return, and, for every one percent reduction in the expected rate of return on plan assets, annual pension expense will increase by about $15 million. As we have done in the past, we will continue to make the necessary annual adjustments as needed.

With good reason, many in the investment community are interested in the quality of companies' balance sheets as well as any undisclosed commitments, such as debt guarantees. We have a solid balance sheet. On page 43 of our Management's Discussion & Analysis, our long-term obligations and commitments are disclosed. We have a few debt guarantees, but they are relatively small and part of ordinary business. This will remain the case, and, should it ever change, we will tell you.

We are committed to the types of actions, decisions, and disclosures regarding these and other matters that benefit shareholders over the long term.

ON THE TOPIC OF FOOD SAFETY

Food safety is the cornerstone of our operations. We must never forget that our success depends on a very basic concept – producing safe, tasty food. Recently, we had a significant recall of raw beef, largely to prevent consumers from getting sick from *E. coli*. Unfortunately, some consumers became sick. I, and all ConAgra Foods personnel, are extremely concerned for our consumers, and we offer our heartfelt apologies to anyone who has suffered as a result of this. We are working extremely hard to ascertain if there are any improvements we can make to our processes, and to industry processes, to prevent this type of situation in the future. While our safety record is one of the best in the industry, that isn't any consolation to those who became ill from eating these products. We've learned a lot from this experience, and we want our learnings to benefit consumers in the future.

WE ARE COMMITTED TO THE TYPES OF ACTIONS, DECISIONS, AND DISCLOSURES THAT BENEFIT SHAREHOLDERS OVER THE LONG TERM.

Our country's food supply, while the safest in the world, is imperfect. Americans continue to see a variety of food recalls, and the Centers for Disease Control catalogues the microbial pathogens that show up in everything from public beaches to a crate of strawberries. For this reason, food safety involves all of us. Our taking food safety protocols to the highest levels is only part of the equation. We know that good safety practices, with respect to *E. coli* in ground beef, or anything else, must continue all the way through food preparation in order to make a difference. This means that our customers and consumers also play an important role in food safety practices. To this end, we established a program called *Home Food Safety … It's in Your Hands* with the American Dietetic Association, to educate the consuming public about the importance of safe food handling in the home. This program highlights the proper cooking of raw products such as beef, pork and poultry, which is the only sure way to make raw products safe.

Because of our attention to fundamentals such as our consumers, food safety and disciplined management, we think the future will be exciting for ConAgra Foods. Economic conditions may not always work to our advantage, but these are issues beyond our control. Our focus is on the things we can impact, such as developing momentum with our strategy of portfolio changes, mix improvement, building better capabilities, and deploying capital in the right manner. Not only do we want to have a stronger product and portfolio mix over time, but we also want to manage our business better by being more consumer-oriented and by being better operators. There's a lot of opportunity for this great company. Look for us to continue focusing on our key performance mandates and better execution of the important tasks ahead of us.

Every day we get closer to becoming America's Favorite Food Company. I look forward to reporting our future success.



Bruce Rohde
Chairman and Chief Executive Officer

Sales amounts shown below differ slightly from results shown in past years. This is due to accounting pronouncements recently adopted in the consumer products industry that deal with accounting classifications for some types of sales and expenses. These recent accounting pronouncements did not impact net income.

Earnings per share (EPS) below are shown as reported for those years. These are inclusive of all unusual or infrequent charges that have impacted reported results, and these charges are detailed further in the complete financial statements and related tables.

FINANCIAL PERFORMANCE HIGHLIGHTS

OBJECTIVES AND RESULTS



SALES
(in millions of dollars)
$28,000
$27,500
$27,000
$26,500
$26,000
$25,500
$25,000
$24,500
$24,000
$23,500
$23,000
$22,500
97
98
99
00
01
02



DILUTED EPS
$ 1.60
$ 1.40
$ 1.20
$ 1.00
$ 0.80
$ 0.60
$ 0.40
$ 0.20
$ 0.00
97
98
99
00
01
02



DIVIDENDS
(in dollars per share)
$ 1.00
$ 0.90
$ 0.80
$ 0.70
$ 0.60
$ 0.50
$ 0.40
97
98
99
00
01
02

ConAgra Foods is committed to managing its business to create value for shareholders over the long term. This will be evidenced by growth in sales and volumes, adjustments in business mix, appropriate levels of investment for future growth, expanding margins, gains in earnings, and improving returns on invested capital. While changing market and economic conditions, as well as changes in the company's portfolio, may alter some or all aspects of the company's financial performance from year to year, over the long term, the company expects its results to reflect a strong business managed for long-term success.

MAKING A RICHER BUSINESS MODEL

RETURN ON SHAREHOLDER EQUITY

Year	Return
1997	29.7%
1998	26.7%
1999	14.2%
2000	15.6%
2001	25.4%
2002	22.4%
Average	22.3%

ConAgra Foods has routinely used a "cash earnings" concept to determine its return on shareholder equity. We have added back goodwill amortization to net earnings in our determination of cash earnings. Due to new accounting pronouncements, the company will no longer amortize goodwill beginning in fiscal 2003.

RETURN ON INVESTED CAPITAL

One of the company's most important objectives is to provide an appropriate return on the capital invested in the business. Returns on invested capital are primarily driven by two items: 1) returns on shareholder equity and, 2) the amount of debt capital utilized. For this reason, the company has specific return standards for shareholder equity as well as specific guidelines for debt levels.

RETURN ON SHAREHOLDER EQUITY As part of the company's goal for an appropriate return on invested capital, one of ConAgra Foods' key financial objectives over the long term is to average more than a 20 percent after-tax return on year-beginning common stockholders' equity, and to earn more than a 15 percent return in any given year.

DEBT LEVELS Another key objective is to maintain a conservative balance sheet that provides flexibility to pursue the company's growth objectives.

As part of the company's goal for an appropriate return on invested capital, the company's objective is to have total debt in the range of 50 percent of total capital at fiscal year end. Debt to total capital is defined as the sum of short-term interest-bearing debt, long-term debt and subordinated debt, divided by that sum plus year-end preferred securities and common stockholders' equity. ConAgra Foods' policy allows us to temporarily exceed its 50 percent debt-to-total-capital range for a large strategic acquisition, as it did in fiscal 2001 with the

OUR COMMITMENT TO YOU

This year has seen an unprecedented number of public companies come under fire – rightly so – because of questionable practices and, in some cases, outright scandal. We want our shareholders to know that we are committed to ethically managing ConAgra Foods to generate profits over the long term with sound governance principles and compensation policies. For example, we have long-standing policies that prohibit the repricing of stock options for employees and prohibit loans to executive officers or directors. Also, all of our directors, except for our Chairman and Chief Executive Officer, are not, nor have they ever been, employed by the company.

In addition, during fiscal 2002, we took steps to enhance an already strong corporate governance policy:

- The company named a lead independent director, Carl Reichardt.
- Executive officers and board members cannot sell ConAgra Foods stock until six months after leaving the board or company.
- The board formed a Corporate Governance Committee to direct and review governance practices.
- The board formed a Nominating Committee to evaluate board member candidates.
- The company enhanced its 401(k) plans so that employees can diversify their vested holdings.

We believe these enhancements will benefit ConAgra Foods and its shareholders, and we will continue to build upon our governance policies as we identify opportunities to do so.

OBJECTIVES AND RESULTS

purchase of International Home Foods. At the end of fiscal 2002, the company's debt-to-total-capital ratio was 57 percent. The company plans to continue reducing debt in fiscal 2003 to meet its debt-to-total-capital objective.

EARNINGS The company has a long-term history of solid profits, as the Return on Shareholder Equity table on the previous page demonstrates. The company targets strong EPS over the long term based on the company's growth opportunities.

There may be years when the company experiences strong year-over-year EPS growth and other years when the company experiences more modest growth or even EPS declines. This is largely due to changes in market conditions and business cycles as well as the need for concentrated marketing investment or other strategic moves, which can at times depress short-term earnings. Given current economic information, the company considers EPS growth in the range of five to nine percent per year to be the most likely earnings pattern over the next few years.

DIVIDENDS Dividends represent an important component of shareholder returns and have long been part of the company's capital allocation process. ConAgra Foods has long had a goal of paying out a significant portion of cash earnings as dividends, and has continuously delivered upon this goal. As of the end of fiscal 2002, the company had paid 106 consecutive quarterly dividends. ConAgra Foods plans to pay dividends that balance the cash generated from the growth of the company's earnings with the cash needed to fuel future profit growth. ConAgra Foods has no plans to reduce its dividend per share.


Egg Beaters

WHEN YOU THINK OF BREAKFAST, think of ConAgra Foods, at home and away.

Got an urge for the great taste of eggs, but need to watch your cholesterol? Then scramble some Egg Beaters.


Healthy Choice
Brown 'N Serve

Why not invite some of our "Breakfast Club" brands – Healthy Choice, Brown 'N Serve and Butterball – to join you at the table?

Hankering for some hash browns? ConAgra Foods' industry-leading Lamb Weston brand supplies spuds to McDonald's, Burger King, Hardee's and such

7:05 BREAKF



IT'S 7:05 A.M. DO YOU KNOW WHERE YOUR ORDER IS? WE DO. If you're one of ConAgra Foods' many retail and foodservice customers, we can track and confirm your order 24/7 at one of our new state-of-the-art distribution centers. Let there be no doubt. ConAgra Foods delivers!

Rosarita breakfast burritos offer the best of both worlds – a handful of breakfast and a hand free to navigate the morning commute.






PAM

sit-down stalwarts as Denny's and Village Inn, as well as to your grocer's freezer case.

No time? No problem. Just swing by your neighborhood C-store and pop one of our Rosarita brand breakfast burritos into the microwave. Or grab a Great Value brand fruit and grain or chewy granola bar at your local Wal-Mart on the way to work – we make those, too.

At ConAgra Foods, we don't just make breakfast – we make the breakfasts people love.


Knott's
Knott's

AST TIME



TASTY MORSELS Chili powder in scrambled Egg Beaters? Over the last decade, Americans have increased their consumption of spices by 50 percent. And that's good news for ConAgra Food Ingredients Company.

WE BRING 'LITE' TO BREAKFAST. While we offer a variety of traditional breakfast fare, ConAgra Foods also provides an array of great-tasting alternative products for health-conscious consumers. Egg Beaters, which are 99 percent eggs, contain no fat or cholesterol and only half the calories – yet all of the protein – of whole eggs. Sausage sound good? Both our Healthy Choice and Lightlife brands make sausage to please the palate. Using lean pork and turkey (Healthy Choice) or soy (Lightlife), they translate nutritious ingredients into breakfast bites that are as good for you as they taste. Butterball and Lightlife also make terrific-tasting bacon out of turkey and soy, respectively. And, no matter how you slice it, Healthy Choice bread is a cut above the rest, especially when it's topped with Fleischmann's Premium Blend with Olive Oil or Knott's Berry Farm jams and preserves.



WHAT'S DRIVING THE GROWTH OF CONAGRA FOODS? For one thing, in fiscal 2002, we adopted four performance mandates that continue to positively affect earnings:

- quality sales growth;
- improved coordination among our sales, marketing and manufacturing functions, which strengthens overall execution;
- team, event and menu selling, which involves bundling our products around themes for customers; and
- debt reduction, largely through better management of working capital.

7:52 DRIVE

Understanding each customer's business drives growth. After the account team from ConAgra Food Ingredients Company learned more about how seasonings were used and stored at Subway-franchised locations, they proposed, and Subway bought, a new packaging concept that has increased convenience, reduced waste and controlled costs. That's the way to spice up sales!





These mandates, which provide focus for performance, have woven themselves into the fabric of our culture and become part of both everyday operations and special initiatives.

- Our team of logistics experts is optimizing our distribution capabilities with strategically located, efficient new mixing centers, which will allow us to deliver ConAgra Foods products to customers with greater speed and maneuverability than at any other time in our history. Our new integrated logistics system will enable us to assemble, or "mix," ConAgra Foods products of the same temperature state in a single order, from a single location, simplifying the ordering

TIME



ConAgra Foods

process for customers, reducing supply chain costs and enhancing margins.

- Enterprise Purchasing is finding ways to leverage ConAgra Foods' strengths to lower the cost of goods sold without sacrificing quality. This also has the effect of increasing our margins.

- By adopting a "build once, use many" philosophy of developing a single, basic computer infrastructure for the multiple applications required by our many business units, ConAgra Foods Information Systems & Services is helping us better manage business costs on our way to becoming a low-cost producer.

- To make it easier for customers to do business with us, we're harmonizing our processes and systems around the core operations that take place from the time products are ordered to the time they're paid for. By approaching these issues as an enterprise, we're not only capitalizing on our collective strengths, we're realizing cost efficiencies.

- Organizing teams from key functional areas around individual customers to better understand their needs and address opportunities is now SOP (standard operating procedure) for sales professionals across ConAgra Foods. Our ability to listen to what our customers are saying helps us find solutions that grow our business while growing our customers' businesses.

THEY WERE INVENTED BY JOHN MONTAGU, THE FOURTH EARL OF SANDWICH, so that he wouldn't have to leave the gaming tables for meals. And sandwiches are continuing their climb up the evolutionary ladder thanks to such ConAgra Foods brands as Healthy Choice, Hebrew National, Eckrich, Armour, Lightlife, Butterball, Hunt's and Gulden's.


Smart Menu
ALL NATURAL
VEGGIE BURGERS

And then there's new Butterball Sandwich Starters, the first fully cooked and seasoned, boneless, skinless chicken breast fillets that can be tossed into the microwave, warmed up in a conventional oven or

12:15 LUNCH

HUNT'S PERFECT SQUEEZE IS THE SHAPE OF THINGS TO COME. Hunt's Perfect Squeeze is the first hassle-free ketchup. With its revolutionary, first-to-market design, Hunt's Perfect Squeeze features a patented vacuum-action cap that prevents product build-up and ensures that you never have to wait for the ketchup you love.


Hunt's
Perfect Squeeze




Peter Pan
HONEY ROAST

thrown on the grill and made ready to eat in less than three minutes. PB&J? We've got that covered, too, with several wholesome varieties of Peter Pan peanut butter (America's original branded peanut butter) and an orchard full of jams and preserves from Knott's Berry Farm.

We could go on and on – and we have. For generations, our familiar, friendly household brands have not only set America's lunch tables but have also filled its freezers, lunchboxes, vending machines, restaurant menus, microwaves and deli cases.


Butterball
Sandwich Starters
FREE!
Chicken Breasts
Mesquite



TIME



The amount of money Americans spend eating away from home nearly equals the amount of money they spend on meals and snacks prepared at home. ConAgra Foods, a retail and foodservice leader, has both bases covered. We're well-positioned to serve the changing needs of American consumers.

SCHOOL LUNCHES JUST AREN'T WHAT THEY USED TO BE … thank goodness. And, thank ConAgra Foods. Over the past year, our Ethnic Food Group's El Extremo burritos have made waves in school cafeterias across the country, with six scintillating flavors, action-packed packaging connecting the brand's products to sports (emphasing the importance – and fun – of exercise), a high-impact logo and a Web site that appeals to kids and their parents. Due to the brand's surging popularity, two new varieties of El Extremo flauta-style entrees are on the menu this school year. With its wedge shape, stuffed crust and premium ingredients, The MAX pizza from our Frozen Foods Group, has transformed what once was a niche offering into a nice occasional meal ticket that is helping school administrators increase enrollment in school lunch programs. And this translates into more federal support for their schools. Talk about value-added!


eXtremo
eXtremo



SNACKS CAN SAVE THE DAY. They recharge the internal batteries that provide the power to push us through the day. If you're eating a little less a little more often, ConAgra Foods


Swiss Miss

offers an array of treats with you in mind. This year, ConAgra Foods took a totally "tubular" approach to snack time, packaging the great tastes and convenience consumers crave in exciting new contexts, putting pudding and gel snacks in tubes. But maybe you're looking to "beef" up your snack time selections. Consider Pemmican natural or old fashioned style beef


slim jim
beef jerky
giant

3:04 SNACK


Big Softy

TASTY MORSELS Did you know that the most common use of microwave ovens in American homes is for popping popcorn? Did you also know that all of this popping is possible because of a revolutionary microwaveable popcorn bag developed by ConAgra Foods' ACT II brand team way back in 1984?





CONAGRA FOODS' KID BRAND EXPERTS came together in a Habitat for KIDS (Kids' Insights and Discussion Sessions) to leverage what they collectively know about developing products for and marketing to children and their parents. It's important to understand this demographic because kids have a huge influence on their parents' purchasing decisions. In fact, it's estimated that kids influence more than $100 billion a year in family food purchases while spending an estimated $9 billion of their own money on food selections.


PEMMICAN
PEMMICAN
BEEF JERKY

jerky. Catching your breath, with just a few minutes to spare? More than likely, the vending machine in the break room has just what you need for a quick pick-me-up ... some Andy Capp's fries, ACT II or Orville Redenbacher's microwave popcorn or even DAVID sunflower seeds. At ConAgra Foods, the snack is back, with innovative ideas that make it easy for all kinds of eaters to regain the energy to enjoy the times of their lives.

TIME


NEW!
SQUEEZ 'N GO
PORTABLE PUDDING
CHOCOLATE

FORK OVER YOUR SPOON FOR SQUEEZ 'N GO PORTABLE PUDDING. This first-ever "fridge-free" pudding in a tube makes spoons obsolete and on-the-go snacking easier than ever. And to support the brand, Squeez 'n Go is sponsoring Tony Hawk's Boom Boom HuckJam, a national arena tour featuring the stars of today's hottest action sports – skateboarding, BMX and freestyle motocross – alongside live rock bands.


HEALTHY CHOICE
NEW

TIME FOR FEEDING CHILDREN BETTER. It doesn't seem possible in this land of plenty, but the United States Department of Agriculture estimates that 13 million American children are fighting hunger each year. Without proper nutrition, children suffer a range of problems – from illnesses to school-related concentration and conduct issues.


Feeding
Children
Better
BECAUSE NO CHILD SHOULD GROW HUNGRY

ConAgra Foods readily embraced this challenge in 1999 when it kicked off its multiyear, multimillion-dollar *Feeding Children Better* initiative. Through a cooperative effort with America's Second Harvest and local food banks, Feeding Children Better funds Kids Cafes (89 to date),

4:30 QUALITY



A WALK ON THE WILD SIDE. The ConAgra Foods Foundation committed significant resources to the Nebraska Chapter of The Nature Conservancy. Marginally productive farmland along the Platte River will be restored to native grassland, benefiting sandhill cranes and many other kinds of wildlife.


U.S. Fish and Wildlife Service

safe havens at existing after-school programs where kids can eat a nutritious evening meal.

Feeding Children Better has also purchased 70 trucks for America's Second Harvest's network of more than 200 food banks and food-rescue organizations, making it possible for more properly refrigerated food to be made available for donations that would otherwise be lost due to logistical hurdles.

In addition, we're helping to fund support of enhancements to America's Second Harvest's computer system and a new round of public service announcements produced in conjunction with the Ad Council. We're proud to be part of the quest to end child hunger in America.

TIME


ConAgra Foods

TIME TO DO WELL BY DOING GOOD FOR THE ENVIRONMENT. At ConAgra Foods, we believe that conducting a profitable business in ways that are sensitive to the environment is the only way to do business. "Do well by doing good" is the guiding principle that has led us to build a significant and effective Sustainable Development program.

Our Sustainable Development initiatives, which revolve around three primary actions – conservation, protection and community involvement – include water and energy conservation, air pollution prevention, recycling and land management.

Through the diligent efforts and ingenuity of thousands of our employees, both environmental stewardship and business have blossomed due to improvements in production processes and new technology. And, each year, ConAgra Foods employees come together at the annual Sustainable Development Conference to share their accomplishments and spread these great ideas companywide.

Over the past year alone, ConAgra Foods environmental projects have, collectively:

- saved 1.14 billion gallons of water,
- reduced landfill waste by nearly 6,700 tons,
- cut electrical use by 7.26 million kilowatts, and
- cut natural gas use by 250,000 million BTUs.

Environmental stewardship benefits everyone – the communities and neighborhoods where our employees live and work, shareholders who gain from our company's sound business practices, and consumers and customers who value companies that can satisfy their needs while conserving and protecting the natural resources of this great land.


ConAgra Foods
Sustainable
Development

"WHAT ARE WE HAVING FOR DINNER?" ConAgra Foods offers choices to satisfy every appetite, complement every mood and enliven every occasion. From Chinese to Tex-Mex, pasta to pizza, pork to poultry, you'll find our name brands, such as Chef Boyardee, Banquet, La Choy, Van Camp's, Marie Callender's, Country Pride, Ro*Tel, Healthy Choice, Hunt's and Butterball, flying off supermarket shelves across the nation.


HEALTHY CHOICE


Fleischmann's
Fleischmann's
Fleischmann's

6:45 DINNER



WITH BANQUET HOMESTYLE BAKES, EVERYTHING YOU NEED IS IN THE BOX, INCLUDING THE MEAT! Take five (minutes) to mix the meal and then shove it in the oven. In just 30 minutes your family of four is ready to eat, for less than $5.

With more than $125 million in consumer sales, Banquet Homestyle Bakes is projected to be the No.1 product introduction of 2002 in rankings compiled by Information Resources, Inc., a leading market research firm.


Banquet
Homestyle Bakes




Single Serve
Blue Cheese

MALE CALL... With men accounting for 25 percent of calorie-controlled/health sales volume, Healthy Choice understands that increasing share may hinge, in part, at least, on making sure that these guys meet the right grills. Weighing in at 13 to 14 ounces each, Healthy Choice Mixed Grills provide healthy portions for healthy eaters. And fresh-from-the-grill taste teams up with the convenience of the microwave to make it easy for health-conscious cooks to prepare restaurant-quality grills.


HEALTHY CHOICE
Mixed Grills

TIME



TASTY MORSELS Every day, more than 130 million food dollars are up for grabs as American families ask the question, "What are we having for dinner?" And we're there with the answer, at home or away – ConAgra Foods!

IF YOU'RE HEADED OUT FOR DINNER, you'll find ConAgra Foods products spicing up your night life as well. Lamb Weston potatoes in their myriad glory grace the place settings at literally thousands of American eateries. Leading chefs count on our products to make their menus come alive. Sauces and spices, french fries and chicken thighs, tasty delicacies and delicate pastries – it's all in a night's work for ConAgra Foods.




ConAgra Foods®
PONTIAC

CONAGRA FOODS IS READY FOR PRIME TIME. And part of making a name for ourselves is helping consumers understand that we're the good name behind the good names their families have been serving at their kitchen tables and enjoying in their favorite restaurants for generations.

8:43 PRIME


Hungry? You've come to the right place.
ConAgra Foods


ConAgra Foods
HAWAI'I BOWL

FOR A SPECIAL HOLIDAY TREAT, we've wrapped up a deal with ESPN to sponsor the new ConAgra Foods Hawai'i Bowl scheduled – when else – during Prime Time the evening of Dec. 25.

WHENEVER IT'S PRIME TIME, it's time for ConAgra Foods. That's why you'll see our name bringing you some of your favorite sports and entertainment events.

- Last winter, we became the title sponsor of the ConAgra Foods Big East Conference Men's Basketball Championship at Madison Square Garden on ESPN, the nation's leading sports network.


ConAgra Foods
BIG EAST

- On many weekends, our ConAgra Foods logo is like a 180 m.p.h. red-white-and black billboard, emblazoned on the high-performance rides of the Joe Gibbs Racing team, challenging NASCAR ovals from one end of the country to the other in front of the nation's fastest-growing sports audience.

- ConAgra Foods products will strike a chord with approximately 10 million music lovers across America through our co-sponsorship of a series of amphitheater concerts featuring such icon combos as the Rolling Stones and the Dave Matthews Band.

- This fall, we're the presenting sponsor for Burt Wolf's new Public Broadcasting Service (PBS) series, *What We Eat*. Wolf, an internationally respected chef, has created and hosted television series exploring the interrelationships among food, travel and cultural history that *The New York Times* has called the best of their kind.



Building our most important brand – the ConAgra Foods name – is also part of building a richer business model. Through the quality of our products and the many ways they connect with the lives of consumers, we're working to make our name a trust mark. When you see the ConAgra Foods name on a package, we want you to feel that the product it contains must be good because it carries our name.


TAKE THE
Peter Pan

TIME

CONNECTING THE DOTS IS 'BIG HUNGRY,' our 53-foot-long Mobile Tasting Kitchen. Big Hungry is crisscrossing the country 52 weeks a year, showcasing our brands at major sporting, social and civic events and driving home our message of quality foods from trusted brands. Last year, Big Hungry dished out more than a million samples of ConAgra Foods products coast to coast.

- And we're teeing off as the presenting sponsor of the 2002 PGA Skins Game, live from Palm Springs, Calif., on Thanksgiving weekend. The unique format features four PGA champs as they play a two-day match, which is the third-highest rated golf tourney on TV. Links lovers can also look forward to the ConAgra Foods Senior Skins Game on Super Bowl Sunday, live from Maui, Hawaii. It will be broadcast on ABC, and is the lead-in program for the Super Bowl. To top things off, we're backing the tape-delayed LPGA Skins Game, also from Maui.



NOBODY SAYS 'BUTTER' BETTER THAN PARKAY... or more often. In addition to buttering up consumers with a sweepstakes and 30- and 15-second national television spots, Parkay introduced 15,000 real Talking Tubs to shoppers through talking shelf displays in 10,000 grocery and superstores across America. As they walked past displays or peeled back stickers on individual containers of Parkay, consumers activated microchips reminding them that, "The label says 'Parkay' ... the flavor says 'Butter.'"


NEW!
Orville Redenbacher's
Sweet n Buttery

ANY TIME IS THE RIGHT TIME FOR CONAGRA FOODS. Armour Stars hot dogs with your kids at the ballpark. A buttery bag of Orville Redenbacher's or ACT II popcorn at the Main Street movieplex. Thanksgiving dinner with a Butterball turkey decked out in all the trimmings. A combination slumber party/Wolfgang Puck wood-fired pizza fest. A quick stick of Slim Jim on the way to the next job. A soothing scoop of Healthy Choice Pralines and Cream at the end of a trying day.


Reddi wip

10:10 ANY T



WE'VE GOT THE BASES COVERED at the ballpark. Every year, baseball fans devour 26 million hot dogs. And two of America's fastest-growing hot dog brands – Armour Stars and Hebrew National – are stepping up to the plate at venues across the country. Celebrating its second scorching summer, Armour Stars' lineup includes such baseball greats as future Hall-of-Famers Barry Bonds, Roger Clemens and Alex Rodriguez on its packaging.


HEBREW NATIONAL
ECKRICH
ARMOUR

EAT. SPIT. BE HAPPY. We're talking about sunflower seeds from DAVID, of course. If you've ever crunched your way across a baseball or softball dugout floor, you've met DAVID. The Official Sunflower Seed of Babe Ruth League, Inc., DAVID is America's largest marketer of sunflower seeds. In fact, you'll find the DAVID brand name on a number of snack foods, including sunflower seeds, pumpkin seeds, toasted corn, and sunflower seed kernels.


PUCK

ConAgra Foods doesn't make the moment – we merely add flavor to the simple events you'll one day savor as the times of your life.

Just remember that no matter who you are, no matter where you go, anytime night or day, we have food to fit the way you live. When it's time to eat, it's time for ConAgra Foods.

ME



MOVIE TIME HAS ALWAYS MEANT MOVIE SNACKS. And, at the movies, you just might find the best coming attractions at the refreshment stand, where Orville Redenbacher's has ruled the box office for years at major theater chains. Last winter, in an attempt to set a Guinness World Record for continuous movie-watching, 2,500 film buffs crowded into the Twin Cities' historic Heights Theater for the first annual ACT II PopFest and enjoyed 5,000 bags of freshly popped ACT II popcorn.


amc
THEATRES
amc



IN 2002, we changed our financial reporting segments to reflect the way we manage our operations as we move toward a richer business model. The new reporting segments are Packaged Foods, Food Ingredients, Meat Processing and Agricultural Products.

Our portfolio includes many different types of products that add value for customers. While we have some commodity food operations, the majority of the profits from our food business

CONAGRA FOODS

THE COMPANY'S FOOD BUSINESS OPERATING PROFIT TOTALED $2 BILLION IN FISCAL 2002.

SOURCE OF FOOD BUSINESS PROFITS: FISCAL 2002

- More than 85 percent of our food business profits come from branded and value-added items (represented by the Packaged Foods and Food Ingredients segments).
- Less than 15 percent of our food business profits come from commodity operations (represented by the Meat Processing segment).


COMMODITY
OPERATIONS
15%
85%
BRANDED AND
VALUE-ADDED
ITEMS





(Packaged Foods, Food Ingredients and Meat Processing reporting segments) are derived from the sale of branded and value-added items. The evolution of our product mix toward more branded and value-added products reflects both our focus on consumers and customers and our efforts to improve margins and returns.

AT A GLANCE

ConAgra Foods

WORLD HEADQUARTERS

PACKAGED FOODS

ConAgra Foods' Packaged Foods segment includes the company's shelf-stable, frozen and refrigerated foods that are processed and packaged for sales to retail and foodservice customers.

- Segment sales and operating profits grew in fiscal 2002, evidence that our sales, marketing, and cost-saving efforts are developing momentum.
- Demand for many large retail brands was quite strong, as overall segment sales were up nine percent for the year, or five percent excluding the impact of acquisitions.



BUTTERBALL
Great on the Grill
Fresh Young Turkey
Banquet
HOT 'N SPICY
WINGS
Van Camp's
PORK AND BEANS
GULDEN'S
Hunt's
ARMOUR
HOT DOGS
HEALTHY CHOICE
Smart Bacon
LOUIS KEMP SEAFOOD CO.
CRAB DELIGHTS

PRINCIPAL ACTIVITIES: Production and marketing of branded and value-added products for retail, foodservice, industrial and special market customers. Items include: shelf-stable canned and packaged foods, snacks, condiments and cooking products; processed beef, pork, turkey, poultry, seafood and meat alternative products; cheeses, tablespreads, egg alternative products and dessert toppings; frozen entrees and side dishes; potato and hand-held products; and pizza products.

MAJOR BRANDS: ACT II®, Andale Gourmet™, Andy Capp's®*, Angela Mia®, Armour®, Banquet®, Beanee Weenee®, Blue Bonnet®, Brown 'N Serve™, Bumble Bee®, Butterball®, Casa de Oro®, Chef Boyardee®, Chun King®, ConAgra Signature Meats™, Cook's™, Country Pride®, County Line®, CrissCut®, Crunch 'n Munch™, Curious George®*, DAVID®, Decker®, Del Maestro®, Dennison's®, Easy Entrees®, Eckrich™, Egg Beaters®, El Extremo®, Fernando's®, Fleischmann's®, Florida Seas®, Gebhardt®, Generation 7™, Gulden's®, Hand Fulls®, Healthy Choice®, Hebrew National®, Hershey's®* Portable Pudding, Holly Ridge Bakery®, Homestyle Bakes®, Hot Picks™, Hunt's®, Inland Valley®, J. Hungerford Smith®, Jiffy Pop®, Jolly Rancher®* Gel Snacks, Kid Cuisine®, Knott's Berry Farm®, La Choy®, Lamb Weston®, Lamb's Supreme®, Libby's®*, Lightlife®, Longmont®, Louis Kemp®, Luck's®, Lunch Makers®, LW Private Reserve®,




RO*TEL
Pico de Gallo
SALSA

○ The company enjoyed a great deal of new product success with Banquet Homestyle Bakes, ACT II Kettle Corn, Chocolate Reddi-wip, and many other items.

○ While foodservice results were temporarily impacted by the effects of the Sept. 11 terrorist attacks, the team had an otherwise solid performance.

Dollars in millions	2002	2001	2000
Net sales	$ 12,364	$ 11,368	$ 10,210
Operating profit	$ 1,610	$ 1,396	$ 998
Assets	$ 9,083	$ 9,258	$ 5,940



MaMa Rosa's®, Manwich®, Margherita®, Marie Callender's®*, MaxSnax™, MaxStix®, Meridian®, Move Over Butter®, Munchers®, Nikos®, Oldham's Farm™, Orleans®, Orville Redenbacher's®, PAM®, Parkay®, Patio®, Pauly®, Pemmican®, Penrose®, Peter Pan®, Pierce™, Pogo®, Ranch Style®, Ready Crisp®, Reddi-wip®, Ro*Tel®, Rosarita®, Singleton®, Slim Jim®, Snack Pack®, Squeez 'n Go™, Stealth®, Swiss Miss®, Texas Signature Food Co.®, The MAX®, Treasure Cave®, Twister®, Van Camp's®, Webber Farms™, Wesson®, Wolf®, Wolfgang Puck®* and Zoll Foods.

**Used under license.*

FOOD INGREDIENTS

ConAgra Foods' Food Ingredients segment includes the company's non-grain-based ingredients, such as processed seasonings, blends and flavorings, as well as grain-based items that are processed for ingredient use.

- Volumes for the segment were impacted by the closing of a flour mill during the year.
- Customer and product mix improved during the year, and continue to be important focus areas to drive future profit growth.


ConAgra Foods HARVEST
ALL-PURPOSE
FLOUR
Enriched • Bleached
NET WT. 25 LB (11.34 kg)

Dollars in millions	2002	2001	2000
Net sales	$ 1,669	$ 1,665	$ 1,707
Operating profit	$ 160	$ 173	$ 90
Assets	$ 942	$ 1,021	$ 949





PRINCIPAL ACTIVITIES: Manufacturing and distribution of a variety of ingredients to food and beverage processors.

PRODUCTS AND SERVICES: Flour milling, specialty food ingredients, vegetable processing, savory flavors manufacturing, oat and corn milling, and barley malting.

MEAT PROCESSING

ConAgra Foods' Meat Processing segment includes the fresh beef, pork and poultry operations.



- Sales declined slightly, due in part to lost volume from a beef plant fire last fiscal year.
- Profits grew substantially for the year, driven by pork and poultry.
- Profit gains came from better supply and demand, operating improvements and a more profitable product mix.
- In May 2002, the company announced an agreement to sell a controlling interest in its fresh beef and pork operations, which accounted for 77 percent of Meat Processing's net sales and 71 percent of its operating profit in fiscal 2002.

Dollars in millions	2002	2001	2000
Net sales	$ 10,024	$ 10,432	$ 10,233
Operating profit	$ 269	$ 181	$ 103
Assets	$ 2,256	$ 2,380	$ 2,263

PRINCIPAL ACTIVITIES: Production and marketing of fresh beef, pork and poultry products for retail, foodservice and further processing customers.

MAJOR BRANDS: Armour®, Butterball®, *ConAgra Beef™*, *Country Pride®*, Flavorland Beef®, Miller's Blue Ribbon Beef™, Monfort®, Swift® and To-Ricos®.



AGRICULTURAL PRODUCTS

ConAgra Foods' Agricultural Products segment includes the company's crop inputs distribution operations as well as the company's agricultural products/merchandising operations.

- The segment had a tough market overall for the year. Weaker demand, less profitable products, and difficult customer credit conditions dampened the segment's results.
- The merchandising operations had a solid year, but they were comparing against a record year for them for fiscal 2001.
- The crop inputs business has several important profit improvement initiatives under way, all of which deal with strengthening the fundamentals of the business.

Dollars in millions	2002	2001	2000
Net sales	$ 3,573	$ 3,636	$ 3,335
Operating profit	$ 19	$ 109	$ 48
Assets	$ 2,283	$ 2,709	$ 2,240

PRINCIPAL ACTIVITIES: The distribution of crop inputs (seeds, fertilizer products, crop protection chemicals and information systems) in the United States, Argentina, Bolivia, Canada, Chile, Ecuador, France, Mexico, Peru, South Africa, Taiwan and the United Kingdom. Also, the origination, marketing, merchandising and trading of agricultural and energy commodities and byproducts, and related risk management services.

MAJOR BRANDS: ACA®, Awaken®, Biocover®, Clean Crop®, Loveland Industries™, Saber®, Savage®, Shotgun®, Signature™ and Starane®*.

**Used under license.*

PRODUCTS: Grain, oilseeds, feed ingredients, edible beans, livestock, fertilizers, natural gas, electric power, crude oil and refined products.

NET SALES AND OPERATING PROFIT BY SEGMENT

Dollars in millions	2002	2001	2000 Excluding Restructuring Plan Charges	2000 As Reported	1999 Excluding Restructuring Plan Charges	1999 As Reported	1998
Packaged Foods							
Net Sales	**$12,363.8**	$11,367.8	$10,209.7	$10,209.7	$ 9,823.2	$ 9,823.2	$ 9,589.2
Percent of Total	**44.8%**	42.0%	40.0%	40.0%	39.6%	39.6%	39.1%
Operating Profit*	**$ 1,610.4**	$ 1,395.8	$ 1,345.2	$ 998.4	$ 1,221.4	$ 855.2	$ 1,086.0
Percent of Total	**78.2%**	75.1%	72.3%	80.6%	73.6%	70.2%	69.7%
Food Ingredients							
Net Sales	**$ 1,669.0**	$ 1,664.7	$ 1,707.3	$ 1,707.3	$ 1,742.4	$ 1,742.4	$ 1,783.3
Percent of Total	**6.0%**	6.1%	6.7%	6.7%	7.0%	7.0%	7.3%
Operating Profit*	**$ 160.1**	$ 173.3	$ 148.9	$ 90.0	$ 168.8	$ 132.8	$ 121.6
Percent of Total	**7.8%**	9.3%	8.0%	7.2%	10.2%	10.9%	7.8%
Meat Processing							
Net Sales	**$10,023.5**	$10,432.2	$10,233.0	$10,233.0	$ 9,401.6	$ 9,401.6	$ 9,291.3
Percent of Total	**36.3%**	38.5%	40.2%	40.2%	37.9%	37.9%	37.9%
Operating Profit*	**$ 269.3**	$ 180.8	$ 233.2	$ 102.5	$ 126.3	$ 94.9	$ 112.4
Percent of Total	**13.1%**	9.7%	12.5%	8.3%	7.6%	7.8%	7.2%
Agricultural Products							
Net Sales	**$ 3,573.3**	$ 3,635.8	$ 3,334.5	$ 3,334.5	$ 3,823.7	$ 3,823.7	$ 3,852.8
Percent of Total	**12.9%**	13.4%	13.1%	13.1%	15.5%	15.5%	15.7%
Operating Profit*	**$ 18.6**	$ 108.6	$ 133.1	$ 48.1	$ 142.9	$ 135.7	$ 237.4
Percent of Total	**0.9%**	5.9%	7.2%	3.9%	8.6%	11.1%	15.3%
Total							
Net Sales	**$27,629.6**	$27,100.5	$25,484.5	$25,484.5	$24,790.9	$24,790.9	$ 24,516.6
Operating Profit*	**2,058.4**	1,858.5	1,860.4	1,239.0	1,659.4	1,218.6	1,557.4
Interest expense	**401.5**	423.3	303.8	303.8	316.6	316.6	300.7
General corporate expense	**279.8**	236.9	254.2	254.2	197.0	197.0	163.4
Goodwill amortization	**108.9**	94.2	63.4	63.4	69.4	69.4	67.8
Income before income taxes and cumulative effect of changes in accounting	**$ 1,268.2**	$ 1,104.1	$ 1,239.0	$ 617.6	$ 1,076.4	$ 635.6	$ 1,025.5

* Operating profit is before interest expense, goodwill amortization, general corporate expense and income taxes.

Eleven-Year Results

Five-year results, shown first, include restatements to reflect acquisitions accounted for as poolings-of-interests in prior years. Eleven-year results are not restated to reflect acquisitions accounted for as poolings-of-interests in prior years.

	For the fiscal years ended May				
Dollars in millions except per share amounts	**2002**	2001	2000	1999	1998
For the Year (restated for poolings-of-interests)					
Net sales	**$ 27,629.6**	$ 27,100.5	$ 25,484.5	$ 24,790.9	$ 24,516.6
Income before cumulative effect of changes in accounting	**$ 785.0**	$ 682.5	$ 382.3 *	$ 330.2 **	$ 632.3
Net income	**$ 783.0**	$ 638.6	$ 382.3 *	$ 330.2 **	$ 617.5
Basic earnings per share					
Income before cumulative effect of changes in accounting	**$ 1.48**	$ 1.33	$ 0.80 *	$ 0.70 **	$ 1.36
Net income	**$ 1.48**	$ 1.24	$ 0.80 *	$ 0.70 **	$ 1.33
Diluted earnings per share					
Income before cumulative effect of changes in accounting	**$ 1.47**	$ 1.33	$ 0.80 *	$ 0.69 **	$ 1.33
Net income	**$ 1.47**	$ 1.24	$ 0.80 *	$ 0.69 **	$ 1.30
Cash dividends declared per share of common stock	**$ 0.9300**	$ 0.8785	$ 0.7890	$ 0.6918	$ 0.6050
At Year End (restated for poolings-of-interests)					
Total assets	**$ 15,496.2**	$ 16,480.8	$ 12,196.6	$ 12,081.5	$ 11,781.5
Senior long-term debt (noncurrent)	**$ 4,991.6**	$ 3,359.5	$ 1,816.8	$ 1,793.1	$ 1,753.5
Subordinated long-term debt (noncurrent)	**$ 752.1**	$ 750.0	$ 750.0	$ 750.0	$ 750.0
Preferred securities of subsidiary company	**$ 175.0**	$ 525.0	$ 525.0	$ 525.0	$ 525.0

* 2000 amounts include restructuring and restructuring-related charges: before tax, $621.4 million; after tax, $385.3 million. Excluding the charges, basic earnings per share were $1.61 and diluted earnings per share were $1.60.

** 1999 amounts include restructuring charges: before tax, $440.8 million; after tax, $337.9 million. Excluding the charges, basic earnings per share were $1.42 and diluted earnings per share were $1.40.

Dollars in millions except per share amounts
For the Year (not restated for poolings-of-interests)
Net sales
Income before income taxes and cumulative effect of changes in accounting
Income before cumulative effect of changes in accounting
Net income
Basic earnings per share
Income before cumulative effect of changes in accounting
Net income
Diluted earnings per share
Income before cumulative effect of changes in accounting
Net income
Cash dividends declared per share of common stock
Market price per share of common stock
High
Low
Last
Weighted average shares outstanding – basic (in millions)
Weighted average shares outstanding – diluted (in millions)
Additions to property, plant and equipment, including acquisitions
Depreciation and amortization
At Year End (not restated for poolings-of-interests)
Total assets
Current assets
Current liabilities
Working capital
Property, plant and equipment, net
Capital investment
Senior long-term debt (noncurrent)
Subordinated long-term debt (noncurrent)
Preferred securities of subsidiary company
Redeemable preferred stock
Common stockholders' equity
Stockholders' equity
Common stockholders' equity per share

For the fiscal years ended May

2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
$27,629.6	$27,100.5	$25,484.5	$24,790.9	$24,137.6	$24,277.9	$23,899.3	$23,425.8	$23,095.8	$21,194.3	$21,236.5
$ 1,268.2	$ 1,104.1	$ 617.6 *	$ 635.6 **	$ 1,005.6	$ 1,006.2	$ 408.6 ***	$ 825.9	$ 720.0	$ 631.4	$ 587.7
$ 785.0	$ 682.5	$ 382.3 *	$ 330.2 **	$ 618.5	$ 608.0	$ 188.9 ***	$ 495.6	$ 437.1	$ 391.5	$ 372.4
$ 783.0	$ 638.6	$ 382.3 *	$ 330.2 **	$ 603.7	$ 608.0	$ 188.9 ***	$ 495.6	$ 437.1	$ 270.3	$ 372.4
$ 1.48	$ 1.33	$ 0.80 *	$ 0.70 **	$ 1.37	$ 1.35	$ 0.40 ***	$ 1.04	$ 0.91	$ 0.80	$ 0.76
$ 1.48	$ 1.24	$ 0.80 *	$ 0.70 **	$ 1.34	$ 1.35	$ 0.40 ***	$ 1.04	$ 0.91	$ 0.54	$ 0.76
$ 1.47	$ 1.33	$ 0.80 *	$ 0.69 **	$ 1.34	$ 1.32	$ 0.39 ***	$ 1.02	$ 0.90	$ 0.79	$ 0.75
$ 1.47	$ 1.24	$ 0.80 *	$ 0.69 **	$ 1.31	$ 1.32	$ 0.39 ***	$ 1.02	$ 0.90	$ 0.53	$ 0.75
$ 0.9300	$ 0.8785	$ 0.7890	$ 0.6918	$ 0.6050	$ 0.5275	$ 0.4600	$ 0.4013	$ 0.3475	$ 0.3000	$ 0.2600
$ 25.64	$ 26.19	$ 28.13	$ 34.38	$ 38.75	$ 30.75	$ 23.57	$ 17.25	$ 14.69	$ 17.13	$ 18.13
$ 19.02	$ 17.50	$ 15.06	$ 22.56	$ 27.00	$ 20.69	$ 16.25	$ 14.13	$ 11.50	$ 11.38	$ 12.25
$ 24.76	$ 20.27	$ 22.94	$ 26.06	$ 29.25	$ 30.25	$ 21.00	$ 16.13	$ 14.25	$ 12.57	$ 12.94
525.8	511.6	475.7	470.0	451.8	451.3	451.3	453.0	453.3	460.5	455.8
528.0	514.3	478.6	476.7	461.3	459.0	458.9	487.2	486.3	465.9	463.8
$ 519.1	$ 890.0	$ 828.5	$ 763.2	$ 637.3	$ 729.4	$ 1,016.1	$ 557.2	$ 498.6	$ 392.7	$ 378.9
623.2	592.9	536.5	499.8	446.3	413.8	407.9	375.8	368.4	348.7	319.3
$15,496.2	$16,480.8	$12,196.6	$12,081.5	$11,675.8	$11,265.6	$11,196.6	$10,801.0	$10,721.8	$ 9,988.7	$ 9,758.7
6,433.9	7,362.6	5,859.9	5,591.5	5,460.4	5,193.5	5,566.9	5,140.2	5,143.3	4,486.7	4,371.2
4,313.4	6,935.6	5,465.4	5,366.1	5,059.7	4,985.2	5,193.7	3,964.9	4,752.8	4,272.6	4,081.3
2,120.5	427.0	394.5	225.4	400.7	208.3	373.2	1,175.3	390.5	214.1	289.9
3,893.9	3,884.7	3,584.0	3,614.2	3,395.8	3,242.5	2,820.5	2,796.0	2,586.3	2,388.2	2,276.8
11,182.8	9,545.2	6,731.2	6,715.4	6,616.1	6,280.5	6,002.9	6,836.1	5,969.0	5,716.1	5,677.4
4,991.6	3,359.5	1,816.8	1,793.1	1,737.4	1,605.7	1,512.9	1,770.0	1,440.8	1,393.2	1,694.4
752.1	750.0	750.0	750.0	750.0	750.0	750.0	750.0	766.0	766.0	430.0
175.0	525.0	525.0	525.0	525.0	525.0	525.0	525.0	100.0	–	–
–	–	–	–	–	–	–	354.9	355.6	355.9	356.0
4,308.2	3,983.2	2,888.7	2,864.1	2,762.4	2,464.7	2,255.5	2,495.4	2,226.9	2,054.5	2,232.3
4,308.2	3,983.2	2,888.7	2,864.1	2,762.4	2,464.7	2,255.5	2,850.3	2,582.5	2,410.4	2,588.3
$ 8.17	$ 7.60	$ 6.06	$ 6.08	$ 6.02	$ 5.48	$ 4.97	$ 5.52	$ 4.93	$ 4.51	$ 4.81

* 2000 amounts include restructuring and restructuring-related charges: before tax, $621.4 million; after tax, $385.3 million. Excluding the charges, basic earnings per share were $1.61 and diluted earnings per share were $1.60.

** 1999 amounts include restructuring charges: before tax, $440.8 million; after tax, $337.9 million. Excluding the charges, basic earnings per share were $1.42 and diluted earnings per share were $1.40.

*** 1996 amounts include restructuring charges: before tax, $507.8 million; after tax, $356.3 million. Excluding the charges, basic earnings per share were $1.19 and diluted earnings per share were $1.17.

Per-share results reflect the following common stock splits: three-for-two in 1991 and two-for-one in 1997 (calendar years).

The following discussion and analysis is intended to provide a summary of significant factors relevant to the company's financial performance and condition. The discussion should be read together with the company's financial statements and related notes beginning on page 48. Years cited in this discussion refer to ConAgra Foods' fiscal years.

Segment Review

The company made changes to its reporting segments in 2002 to reflect changes in how the company currently manages its operations. The company has four reporting segments: Packaged Foods, Food Ingredients, Meat Processing and Agricultural Products.

Packaged Foods: This segment includes the company's shelf-stable, frozen and refrigerated foods, which are processed and packaged for sales to retail and foodservice customers.

Food Ingredients: This segment includes the company's non-grain-based ingredients, such as processed seasonings, blends and flavorings as well as grain-based items that are processed for ingredient use. These operations were previously reported as part of the Agricultural Products segment.

Meat Processing: This segment includes the fresh beef, pork and poultry operations. Previously these results were reported as part of the Refrigerated Foods segment, which is no longer used by the company.

In May 2002, the company announced an agreement to sell a controlling interest in its fresh beef and pork operations in a transaction with outside investors. In fiscal 2002, the fresh beef and pork operations accounted for approximately $7.7 billion, or 77%, of the company's Meat Processing reporting segment net sales and $192 million, or 71%, of the company's Meat Processing reporting segment operating profit.

Agricultural Products: This segment includes the company's crop inputs distribution operations as well as the company's agricultural products/merchandising operations.

The company considers its Packaged Foods, Food Ingredients and Meat Processing reporting segments collectively to be its food business. Prior to the company's change in reporting segments in 2002, the company referred to its Packaged Foods and Refrigerated Foods reporting segments as its food business.

2002 vs. 2001

Reporting Segment Highlights

Dollars in millions				
Segment	**Fiscal 2002 Sales**	**% Change from Fiscal 2001**	**Fiscal 2002 Operating Profit**	**% Change from Fiscal 2001**
Packaged Foods	$ 12,364	9%	$ 1,610	15%
Food Ingredients	1,669	–	160	(8%)
Meat Processing	10,024	(4%)	269	49%
Total Food Business	**24,057**	**3%**	**2,039**	**17%**
Agricultural Products	3,573	(2%)	19	(83%)
ConAgra Foods Total	**$ 27,630**	**2%**	**$ 2,058**	**11%**

Sales

Packaged Foods sales grew 9% for the fiscal year to reach $12.4 billion, reflecting in part improvements in sales and marketing effectiveness initiatives implemented over the last two fiscal years. These programs include new product introductions in several branded consumer categories such as tomato products, frozen dinners, frozen pizza, tablespreads, whipped toppings, gelatin snacks, popcorn, puddings and shelf-stable casserole meals. These programs also include improved product quality, additional marketing investment and improvements in customer service. Customer service improvements include dedicating teams toward specific food channels – for example, a team for the retail channel for food prepared at home, and a team for the foodservice channel for food prepared outside the home – to serve trade customers better and to identify new business opportunities within those channels.

Shelf-stable grocery sales grew in the current year and were positively impacted by a full year's results for brands acquired at the end of the first quarter of 2001 as part of the International Home Foods ("IHF") acquisition. Such brands include Chef Boyardee, Gulden's, Bumble Bee, Libby's, PAM, Louis Kemp and others. Excluding the impact of the acquired brands, shelf-stable grocery sales grew 6% in the current year.

Some of the more significant new product successes in the shelf-stable grocery, snacks and dairy foods operations were products such as Homestyle Bakes from Banquet, ACT II Kettle Corn and Chocolate Reddi-wip. Product quality improvements were most significant in the frozen foods operations, including the Healthy Choice brand.

Several large brands, including Butterball, Armour, Banquet, Chef Boyardee, Bumble Bee, ACT II, Hebrew National, PAM, Peter Pan and Parkay experienced a double-digit sales growth rate for the year. Other large brands, including Hunt's, Healthy Choice, Cook's, Orville Redenbacher's, Slim Jim, Blue Bonnet, Egg Beaters and Kid Cuisine, experienced a single-digit growth rate for the year, as did some of the largest foodservice-oriented product lines. Large consumer brands that experienced a low single-digit sales rate decline in 2002 included Marie Callender's, Swiss Miss and Van Camp's.

Sales growth in Packaged Foods also reflects progress with efficiently coordinating manufacturing, marketing and sales functions as part of efforts to improve overall execution, as well as "team" and "menu" selling programs. In the company's "team" and "menu" selling programs, several of the company's products are bundled together around specific themes that drive consumer purchases of branded retail products. Those themes include "Holidays," "Back to School," "Summer Grilling" and others.

Overall sales for the segment's core foodservice operations, which manufacture and market french fries, specialty meats, seafood, tortillas and other items, declined less than 2% for the year, largely reflecting a soft general economic climate for these products and the negative effect on consumer dining-out habits after the Sept. 11, 2001, terrorist attacks.

Food Ingredients sales were flat at $1.7 billion. Sales within the segment are largely determined by input costs, which can fluctuate significantly. The company therefore considers segment operating profit (discussed below) to be a more meaningful performance measurement than sales. Sales for the seasonings, blends and flavorings operations increased 10% over last year, partially due to a full year's results for the vegetable ingredient operations acquired last fiscal year. This was offset by an overall sales decline for the grain processing operations resulting from lower input prices and the closing of a flour mill early in the fiscal year.

Meat Processing sales declined 4% to $10.0 billion. Sales for the segment are largely determined by market dynamics, which can fluctuate significantly. The company therefore considers segment operating profit (discussed below) to be a more meaningful performance measurement than sales. Pork and poultry each grew sales 5% for the year, reflecting more favorable market conditions and a greater concentration of higher-priced product offerings by the company. Beef sales declined 9% for the year, reflecting lower input prices as well as the loss of capacity due to a beef plant fire in December 2001.

Agricultural Products sales declined 2% to $3.6 billion for the year. Sales for the company's merchandising operations drove the segment's sales decline, which was largely due to comparisons against a year with unusually favorable market conditions for those operations. Sales for the segment's crop inputs operations, which distribute crop inputs such as seed, crop protection chemicals and fertilizer, were essentially flat compared to 2001.

Cost of Goods Sold

The company's cost of goods sold was $23.5 billion for 2002, compared to $23.3 billion in 2001. Overall gross profit (sales less cost of goods sold) for 2002 was 8% higher than that of 2001. Gross margin (gross profit as a percent of sales) improved to 15% from 14% in 2001, largely due to the company's continuing effort to reduce costs by streamlining operations, an improved mix of higher-margin products among the branded consumer operations, favorable industry margins in the pork and poultry operations and relatively weak overall results in the prior year. Gross margin expansion was slowed by lower volumes of higher-margin products and less favorable market conditions in the agricultural operations, and less favorable market dynamics in the fresh beef operations.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 7% to $2.4 billion for 2002, compared to $2.3 billion in 2001. The increase was primarily due to a full year's results for brands acquired in 2001, increased marketing investment and increased expenses associated with a multi-year plan for infrastructure improvements. Such improvements include realigning the company's distribution network and management information systems, with particular focus on the company's Packaged Foods reporting segment, in order to better serve customers. SG&A expenses were 9% of sales during 2002, a slight increase over 2001 levels.

Operating Profit (earnings before interest, goodwill amortization, general corporate expense and income taxes)

Packaged Foods operating profit grew 15% for the fiscal year to reach $1.6 billion, reflecting the benefit of improvement initiatives implemented over the last two fiscal years as well as a comparison against a fiscal year that showed relatively low profitability. The improvement programs include efforts to profitably grow sales while becoming more efficient in manufacturing, marketing and distribution. Profit growth efforts include new product introductions in several branded consumer categories such as tomato products, frozen dinners, frozen pizza, tablespreads, whipped toppings, gelatin snacks, popcorn, puddings, shelf-stable casserole meals and others. These programs also include focusing on the company's higher-profit items as part of a deliberate plan to improve product mix. Improved product quality, additional marketing investment and improvements in customer service are also part of ongoing programs that aided operating profit growth in the current year.

The year's operating profit growth also reflects progress with efficiently coordinating the manufacturing, marketing and sales functions as part of efforts to improve overall execution, as well as the "team" and "menu" selling programs described above in the discussion of Packaged Foods sales.

Shelf-stable grocery operating profit grew in the current year and was positively impacted by efficiency gains resulting from the ongoing integration of IHF as well as a full year's results for the brands acquired as part of the IHF transaction, including Chef Boyardee, Gulden's, Bumble Bee, Libby's, PAM, Louis Kemp and others.

Overall operating profit for the dedicated foodservice-oriented operations, which manufacture and market french fries, specialty meats, seafood, tortillas and other items, declined 11% for the year, reflecting a soft general economic climate for these products and the negative effect on consumer dining-out habits after the Sept. 11, 2001, terrorist attacks.

Food Ingredients operating profit declined 8% to $160 million. While the company made improvements to segment product and customer mix during the year, the profit decline largely reflects lower volumes for some operations. Fiscal 2002 operating profit for the grain processing operations declined 6% from the previous year, resulting primarily from the closing of a flour mill early in the fiscal year. The segment's seasonings, blends and flavorings operations operating profit grew 5% compared to last year. The seasonings, blends and flavorings growth was, in large part, attributable to a full year's results for a vegetable ingredient business acquired in 2001.

Meat Processing operating profit increased 49% to $269 million. Operating and efficiency improvements favorably impacted segment operating profits. Pork and poultry operating profits both grew, reflecting more favorable market conditions and a greater concentration of higher-profit product offerings by the company. Beef profits declined for the year, reflecting less favorable market dynamics, as well as the loss of capacity due to a beef plant fire in December 2001.

Agricultural Products operating profit declined 83% to $19 million for the year. Market conditions for the segment's crop inputs operations were generally weak. The soft pricing environment for those operations contributed to the year's operating loss, as did a lower volume of higher-margin products sold by the company. Difficult customer credit conditions and higher input costs also drove the segment's profit decline. Several profit improvement initiatives are under way for the segment's crop inputs operations. Operating profits for the segment's merchandising operations declined 33%, largely due to comparisons against a year with unusually favorable market conditions.

Interest Expense and Amortization

For 2002, interest expense was $402 million, 5% below 2001 amounts, primarily due to a combination of an intense effort to reduce working capital throughout the company and more favorable interest rates.

Amortization of goodwill and other intangibles grew to $149 million in 2002 compared to $131 million in 2001, mostly due to a full year's results for brands acquired in 2001.

Income Before Income Taxes and Net Income

Income before income taxes and the cumulative effect of changes in accounting, increased 15% to $1.3 billion. The cumulative effect of changes in accounting impacted 2002 with a $2 million after-tax charge resulting from the company's adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Financial Instruments and Hedging Activities*, with an immaterial impact on diluted earnings per share. The cumulative effect of changes in accounting for 2001 was a $44 million after-tax charge, or $.09 per diluted share, resulting from the company's changes in accounting for revenue recognition relating to the shipping terms for certain of its product sales, recognition of sales incentives granted to retailers and recognition of consumer sales incentives. The effective tax rate for 2002 and 2001 was approximately 38%.

Fiscal 2002 net income was $783 million, or $1.47 per diluted share. Fiscal 2002 diluted earnings per share of $1.47 represents 19% growth over 2001 reported results of $1.24. This represents an 11% growth over 2001 diluted earnings per share of $1.33 before the cumulative effect of changes in accounting.

2001 vs. 2000

Reporting Segment Highlights

Dollars in millions

Segment	Fiscal 2001 Sales	% Change from Fiscal 2000	Fiscal 2001 Operating Profit	% Change from Fiscal 2000 excluding Fiscal 2000 Restructuring Charges	% Change from Fiscal 2000
Packaged Foods	$ 11,368	11%	$ 1,396	4%	40%
Food Ingredients	1,665	(2%)	173	16%	93%
Meat Processing	10,432	2%	181	(22%)	76%
Total Food Business	**23,465**	**6%**	**1,750**	**1%**	**47%**
Agricultural Products	3,636	9%	109	(18%)	126%
ConAgra Foods Total	**$ 27,101**	**6%**	**$ 1,859**	**–**	**50%**

The business environment for the second half of 2001 reflected higher energy costs and a slowing economy. The company believes that both of these factors negatively impacted operating results for its reporting segments in 2001.

Sales

Packaged Foods sales grew 11% for the fiscal year to reach $11.4 billion, largely the result of the acquisition of brands including Chef Boyardee, Gulden's, Bumble Bee, Libby's, PAM and Louis Kemp from IHF on Aug. 24, 2000. The company invested significantly in numerous new and existing products in the shelf-stable and frozen foods operations as part of its strategy to improve future sales growth. Changing inventory levels among its customer base resulted in slower orders, and therefore lower company sales than would be expected given improved consumer purchasing trends for some key items during the year.

Packaged Foods sales were also impacted by growth for several key brands and product lines, most notably the company's foodservice-focused operations, which offer french fries, specialty meats, seafood and tortillas to this customer channel. The snacks operations were among the strongest performing segment operations, posting significant sales gains. The company's frozen foods operations posted an overall sales decline for the year, largely due to lower volumes of higher-priced products in the mix of products sold. Although numerous new frozen products were introduced in 2001, many of them had not reached a sufficient level of distribution early enough in the fiscal year to substantially benefit 2001 sales performance. The company's dairy foods operations, which include aerosol whipped topping, cheese, egg alternatives and tablespreads, posted a decline in sales reflecting the discontinuation of certain commodity cheese operations late in 2000, as well as a poor performance from its tablespreads operations. The poor performance of the tablespreads operations resulted from a highly competitive environment as well as unfavorable pricing of products in relation to butter for a large portion of the fiscal year. Sales for the segment's branded processed meats operations grew partly in response to recently introduced new products and increased marketing support for new and existing products.

Excluding brands acquired in the IHF acquisition, the major Packaged Foods retail brands that posted sales gains in the fiscal year were ACT II, Slim Jim, Swiss Miss, Reddi-wip, Egg Beaters, Butterball, Armour, Eckrich, Cook's, Swift and Hebrew National. Hunt's, Banquet, Marie Callender's, Healthy Choice, Wesson, Peter Pan, Blue Bonnet and Parkay posted sales declines.

Food Ingredients sales declined 2% to $1.7 billion, largely reflecting the sale of some operations. Sales for the seasonings, blends and flavorings business grew, largely due to an acquisition completed in the fiscal year.

Meat Processing sales grew 2% for the year to reach $10.4 billion, reflecting gains for fresh pork and fresh poultry operations. Fresh beef sales declined modestly compared to 2000, partly due to a loss of capacity from a fire that destroyed the Garden City, Kan. processing facility in December 2001.

Agricultural Products sales increased 9% to $3.6 billion for the year, reflecting improved sales for both the segment's crop inputs operations and merchandising operations. Sales for the crop inputs operations were higher in 2001, despite an increasingly competitive environment. Sales for the segment's merchandising operations largely reflect increased activity and volatility in some key trading sectors.

Cost of Goods Sold

The company's cost of goods sold was $23.3 billion for the fiscal year, compared to $22.2 billion in 2000. Cost of goods sold for 2000 includes $223 million of restructuring-related charges. Gross profit (sales less cost of goods sold) for 2001 was 15% higher than that of 2000, and 8% higher, excluding restructuring-related charges in 2000. Gross margin (gross profit as a percent of sales) improved to 14% primarily due to an improved mix of higher-margin products as a result of the acquisition of IHF, compared with 13% in 2000, and 14% in 2000, excluding restructuring charges. Higher energy and other input costs impeded gross margin growth, as did lower volumes of higher-margin products in the mix of products sold at the company's crop inputs and frozen foods operations.

SG&A Expenses

SG&A expenses increased 10% to $2.3 billion for 2001, compared to $2.1 billion in 2000. Excluding restructuring-related charges in 2000 of $76 million, SG&A expenses for 2001 increased 14% primarily as a result of the acquisition of IHF and substantially increased marketing investment. Advertising and promotion expense increased at a double-digit rate, reflecting the company's commitment to building for the future. SG&A expenses were 8% of sales during 2001, essentially unchanged compared to 2000.

Operating Profit

Packaged Foods operating profit increased from $998 million in 2000 to $1.4 billion in 2001, due primarily to restructuring and restructuring-related charges ("restructuring charges") recognized in 2000 that did not recur in 2001. Excluding restructuring charges of $347 million in 2000, operating profit grew 4%, largely the result of the acquisition of brands including Chef Boyardee, Gulden's, Bumble Bee, Libby's, PAM, Louis Kemp and others early in the fiscal year. The company's introduction of and investment in many new products in the shelf-stable and frozen foods operations slowed the growth of the

Packaged Foods operating profit for the year. Changing inventory levels among the company's customer base, which resulted in slower orders, also resulted in lower profits than would be expected given improved consumer purchasing trends for some key items during the year.

Packaged Foods operating profit results were also impacted by growth for several key brands and product lines, as described above in the discussion of Packaged Foods sales. The company's frozen foods operations and the company's dairy operations posted overall profit declines for the year, for the reasons provided above in the discussion of Packaged Foods sales.

Food Ingredient operating profit increased from $90 million in 2000 to $173 million in 2001, due primarily to restructuring charges recognized in 2000 that did not recur in 2001. Excluding restructuring charges of $59 million in 2000, operating profit increased 16%. While market conditions for the grain processing operations were difficult, overall segment profits increased due in part to an acquisition of a vegetable ingredient business, as well as the favorable disposition of some smaller assets.

Meat Processing operating profit increased from $103 million in 2000 to $181 million in 2001, due to restructuring charges recognized in 2000 that did not recur in 2001. Excluding restructuring charges of $131 million in 2000, operating profit decreased 22%, resulting in part from higher input costs for the company's fresh beef and pork operations. Difficult industry conditions for the fresh poultry operations also contributed to the segment's operating profit decrease. Fiscal 2000 showed unusually strong profits for the company's fresh beef and pork operations during that year, making difficult comparisons in those business units for most of 2001.

Agricultural Products operating profit increased from $48 million in 2000 to $109 million in 2001, due to restructuring charges of $85 million recognized in 2000 that did not recur in 2001. Excluding these restructuring charges in 2000, operating profit declined 18%. Overall segment profitability declined due to lower profits for the segment's crop inputs operations, which were negatively impacted by lower volumes of higher-margin customer orders and expansion-related overhead.

The company's total operating profit for 2001 was $1.9 billion as compared to $1.2 billion in 2000. Excluding restructuring charges of $621 million in 2000, operating profit in 2001 was essentially flat compared to 2000.

During 2001, the company achieved $180 million of pre-tax cost savings as a result of the restructuring plan undertaken in 1999 and 2000. These cost savings positively impacting the company's cost of goods sold and selling, general and administrative expenses, were more than offset by increased marketing expense, increased energy costs and weakness in operating results for some of the company's businesses.

Interest Expense and Amortization

For 2001, interest expense was $423 million, an increase of 39% over fiscal 2000 amounts, primarily due to financing required for the acquisition of IHF, as well as greater working capital requirements. Also, as a result of the acquisition of IHF, amortization of intangibles grew to $131 million in 2001, compared to $83 million in 2000.

Income Before Income Taxes and Net Income

Income before income taxes and the cumulative effect of changes in accounting was $1.1 billion in 2001 as compared to $618 million in 2000. Excluding 2000 restructuring charges of $621 million, income before income taxes and the cumulative effect of changes in accounting declined 11%. The cumulative effect of changes in accounting for 2001 was a $44 million after-tax charge, or $.09 per diluted share, resulting from the company's changes in accounting for revenue recognition relating to the shipping terms for certain of its product sales, recognition of sales incentives granted to retailers and recognition of consumer sales incentives. The effective tax rate for 2001 and 2000 was approximately 38%.

Fiscal 2001 income before the cumulative effect of changes in accounting was $683 million, or $1.33 per diluted share, compared to 2000 diluted earnings per share of $.80 ($1.60 per diluted share excluding restructuring charges). Fiscal 2001 net income was $639 million, or $1.24 per diluted share, compared with diluted earnings per share of $.80 in 2000, and diluted earnings per share of $1.60 excluding restructuring charges.

Other

On June 22, 2001, the company filed an amended annual report on Form 10-K for the fiscal year ended May 28, 2000. The filing includes restated financial information for fiscal years 1997, 1998, 1999 and 2000. The restatement, due to accounting and conduct matters at the company's United Agri Products subsidiary, was based upon an investigation undertaken by the company and the Audit Committee of its Board of Directors. The restatement was principally related to revenue recognition for deferred delivery sales and vendor rebates, advance vendor rebates and bad debt reserves. The Securities and Exchange Commission ("SEC") issued a formal order of nonpublic investigation dated Sept. 28, 2001. The company is cooperating with the SEC investigation.

Liquidity and Capital Resources

In January 2002, the SEC issued Financial Reporting Release ("FRR") No. 61 which provides registrants with interpretive guidance regarding additional disclosures in the areas of obligations and commitments, off-balance sheet financings, trading activities and related party transactions. The company has included applicable information within its Management's Discussion & Analysis with respect to the topics addressed in FRR No. 61.

Sources of Liquidity and Capital

The company's primary financing objective is to maintain a conservative balance sheet that provides the flexibility to pursue its growth objectives. The company primarily uses short-term debt to finance its working capital needs and a combination of equity and long-term debt to finance noncurrent assets.

To finance its working capital, the company utilizes cash flows generated from operations and also borrows short-term (usually less than 30 days maturity) commercial paper. Commercial paper is reflected in the company's consolidated balance sheet within notes payable. The company maintains back-up bank lines of credit at least equal to outstanding commercial paper borrowings. The company has never needed to use these back-up lines of credit. The company is in compliance with the credit agreements' financial covenants. Management believes the company will maintain its current debt credit rating for the foreseeable future, thus allowing the company's continued issuance of commercial paper. If the company were unable to access the short-term commercial paper market, the company would use its bank revolving credit facilities to provide liquidity. The company has in place a short-term revolving credit facility of $1.05 billion (expiring in May 2003) and a longer-term $1.05 billion revolving credit facility (expiring in May 2007) with major domestic and international banks. The interest rates for the revolving credit facilities are generally .30 to .35 percentage points higher than the interest rates for commercial paper.

As of the end of 2002, the company had short-term notes payable of $31 million as compared to $2.7 billion at the end of 2001. Short-term notes payable decreased due to the company's current year refinancing activities, and the payment of short-term borrowings with cash generated from operating activities.

The company also funds its short-term financing needs through agreements to sell interests in pools of trade accounts receivable. As of the end of 2002, the existing program funded up to $875 million of receivables at any one time. On June 6, 2002, the company terminated one accounts receivable securitization program with an availability of $325 million. The accounts receivable are sold without recourse at a discount, and this cost is included in selling, general and administrative expenses. Because these accounts receivable are sold without recourse to unrelated third parties, accounts receivable balances sold are excluded from the company's consolidated financial statements. As of the end of 2002, accounts receivable sold totaled $684 million as compared to $737 million as of the end of 2001. The ability to sell accounts receivable is, in part, dependent upon the credit quality of the underlying accounts receivable. Although not anticipated by the company's management, deterioration of the credit quality of accounts receivable could impact the company's ability to sell receivables under this program. If the company were unable to obtain funds through its receivables program, the company would source its liquidity needs through additional borrowings under its commercial paper program. The interest rates for commercial paper are generally less than .10 percentage points higher than the implicit rate for the accounts receivable sales program.

Debt reduction has been a primary focus of the company during 2002. The company's overall level of interest-bearing debt totaled $6.0 billion at the end of 2002, compared to $6.9 billion as of the end of 2001. This 13% reduction was primarily a result of utilizing cash generated from operating activities to pay down debt.

During 2002, the company issued $500 million of floating rate senior notes due September 2003, $500 million of 6% senior notes due September 2006, and $1 billion of 6.75% senior notes due September 2011. The interest rate associated with the floating rate senior notes is equal to three-month LIBOR plus 70 basis points, or approximately 2.6% as of the end of 2002. The net proceeds were used to reduce outstanding commercial paper borrowings carrying an average interest rate of 3.8%. The company replaced short-term debt with long-term debt to protect against potential unfavorable developments in the short-term credit market, and to take advantage of attractive long-term interest rates. As of the end of both 2002 and 2001, the company's senior debt ratings were BBB+ (Fitch), Baa1 (Moody's), and BBB+ (Standard & Poor's), all investment grade ratings.

During 2002, the company's finance subsidiary, ConAgra Capital, L.C., redeemed all 4,000,000 shares of its 9% Series A Cumulative Preferred Securities and all 10,000,000 shares of its 9.35% Series C Cumulative Preferred Securities for $350 million, using lower-rate short-term debt to fund the redemption. The rates associated with the short-term debt used to fund the redemption are approximately 6 percentage points lower than the interest rates associated with the redeemed securities. The redemption resulted in an earnings per share charge of approximately $.01 in 2002. The cost of the redemption was offset by reduced financing costs in 2002. The $175 million of Series B

Adjustable Rate Cumulative Preferred Securities were not redeemed by the company and remain outstanding as of the end of 2002.

As of the end of 2002, the company had interest rate swaps outstanding, effectively converting $2 billion of its fixed rate debt into floating rate debt. The company entered into such interest rate swaps to take advantage of historically low short-term rates, while continuing to maintain long-term financing.

Cash Flows

In fiscal 2002, the company used $40 million of cash, which is the net impact of $2.4 billion generated from operations, $586 million used in investing activities and $1.8 billion used in financing activities.

Cash generated from operating activities totaled $2.4 billion for 2002 as compared to $125 million generated for 2001. The increased cash flow was primarily due to an effort to reduce trade working capital (accounts receivable plus inventory less accounts payable, accrued expenses and advances on sales) and increased net income. Cash flow from operating activities is one of the company's primary sources of liquidity.

Cash used in investing activities totaled $586 million for 2002, down from $1.6 billion used in 2001. Investing activities consist primarily of additions to property, plant and equipment under the company's normal capital expenditure plan and payments for business acquisitions. Payments for business acquisitions in the current year of $110 million were significantly lower than last year due primarily to the acquisition of IHF in 2001, which resulted in a cash payment of $875 million for that year.

Cash used in financing activities totaled $1.8 billion for 2002, versus cash generated of $1.5 billion for 2001. During 2002, the company reduced short-term borrowings by $2.6 billion through a combination of cash generated from operations and the issuance of approximately $2 billion in long-term debt. Additionally, the company redeemed $350 million of preferred securities of a subsidiary with fixed dividend rates ranging from 9% to 9.35%. The dividend payments associated with the company's preferred securities of a subsidiary are classified within SG&A. The company issued short-term borrowings to fund the redemption of these subsidiary preferred securities. In 2001, cash generated from financing activities related primarily to the issuance of debt for the acquisition of IHF. Dividends paid during 2002 totaled $483 million as compared to $429 million for 2001.

Certain Leasing Arrangements

The company has entered into operating lease arrangements in which the lessors are characterized as "special purpose entities" ("SPEs"). The SPEs are used to facilitate financing for leased assets. Accordingly, the assets held by the SPEs are the assets leased by the company, and the liabilities of the SPEs are the debt used to finance the leased assets (with the assets serving as collateral for the debt). These SPEs are not consolidated by the company as their equity is provided by parties independent of the company in amounts that are sufficient under applicable accounting principles (i.e., equity of at least 3% of total capital) to establish the SPEs as having independent economic substance apart from the company. In these leasing arrangements, the funding obligations of the company are limited solely to the actual lease payments and in some circumstances a guarantee of a portion of the original value of the leased asset. The company is not obligated in such agreements to guarantee the continued viability or profitability of the SPEs. All obligations are included in the "Contractual Obligations" table below.

The Financial Accounting Standards Board ("FASB") is currently considering modifying the authoritative accounting literature with respect to SPE leasing arrangements. Depending on the outcome of the FASB's deliberations in this area, the company may be required in the future to include the leased assets and related debt financing in its financial statements for "non-substantive" SPEs. The company has not completed its assessment of the potential adoption impact of such literature as the FASB has yet to complete its deliberations process. However, based on the company's understanding of the FASB's preliminary views, the company does not believe the impact of the new literature will be material to the company.

A number of facilities are currently being constructed for use within the company's Packaged Foods distribution network. The company provided financing for up to 89% of the cost of construction of these facilities in fiscal 2002. Upon completion of each facility, the company intends to lease these facilities from SPEs that are anticipated to have substantive equity. The SPEs obtained permanent financing and repaid the construction financing with interest. As of May 26, 2002, the company had advanced approximately $41 million for construction of these facilities, which is included in the 2002 financial statements. All such advances were repaid to the company by Aug. 14, 2002.

Obligations and Commitments

As part of its ongoing operations, the company enters into arrangements that obligate the company to make future payments under contracts such as lease agreements, debt agreements and unconditional purchase obligations (i.e., obigations to transfer funds in the future for fixed or minimum quantities of goods or services at fixed or minimum prices, such as "take-or-pay" contracts). These arrangements are entered into by the company in its normal course of business in order to ensure adequate levels of sourced product are available to the company. Of these items, capital lease and debt obligations, which total $6.0 billion, are currently recognized as liabilities in the company's consolidated balance sheet. Operating lease obligations and unconditional purchase obligations, which total $1.1 billion, are not recognized as liabilities in the company's consolidated balance sheet in accordance with generally accepted accounting principles.

A summary of the company's contractual obligations at the end of 2002 is as follows:

Dollars in millions	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**2-3 Years**	**4-5 Years**	**After 5 Years**
Long-Term Debt	$ 6,005.5	$ 209.0	$ 883.4	$ 1,218.7	$ 3,694.4
Lease Obligations	741.2	121.6	176.8	136.4	306.4
Unconditional Purchase Obligations	402.3	73.3	158.4	72.9	97.7
Total Cash Obligations	$ 7,149.0	$ 403.9	$ 1,218.6	$ 1,428.0	$ 4,098.5

In addition to the above contractual obligations, as part of its ongoing operations, the company enters into certain arrangements that obligate the company to make future payment only upon the occurrence of a future event that will result in the company making a cash payment (e.g., guarantee debt or lease payments of a third party should the third party be unable to perform). The following commercial commitments are not recognized as liabilities in the company's consolidated balance sheet in accordance with generally accepted accounting principles. A summary of the company's other commercial commitments, including commitments associated with equity method investments at the end of 2002, is as follows:

Dollars in millions	Amount of Commitment Expiration Per Period				
Other Commercial Commitments	**Total**	**Less than 1 Year**	**2-3 Years**	**4-5 Years**	**After 5 Years**
Guarantees	$ 18.0	$ 4.5	$ 2.3	$ 11.2	$ –
Other Commitments	83.3	16.8	19.9	12.4	34.2
Total Commitments	$ 101.3	$ 21.3	$ 22.2	$ 23.6	$ 34.2

Trading Activities

The company accounts for certain contracts (e.g., "physical" commodity purchase/sale contracts and derivative contracts) at fair value. The company considers a portion of these contracts to be its "trading" activities; specifically, those contracts that do not qualify for hedge accounting under SFAS No. 133. The table below summarizes the changes in trading assets and liabilities for 2002:

Dollars in millions	
Net asset (liability) outstanding as of May 27, 2001, at fair value	$ 36.2
Contracts settled during the period (1)	(25.7)
Changes in fair value of contracts outstanding as of May 26, 2002 (2)	22.0
Changes attributable to changes in valuation techniques and assumptions	–
Net asset (liability) outstanding as of May 26, 2002, at fair value	$ 32.5

(1) Includes contracts outstanding at May 27, 2001, and contracts entered into and settled during the period.

(2) Includes option premiums paid and received.

The following table represents the fair value and scheduled maturity dates of such contracts outstanding as of May 26, 2002:

Dollars in millions	Fair Value of Contracts as of May 26, 2002 net asset / (liability)		
Source of Fair Value	**Maturity less than 1 year**	**Maturity 1 - 3 years**	**Total Fair Value**
Prices actively quoted (i.e., exchange-traded contracts)	$ 11.8	$ .2	$ 12.0
Prices provided by other external sources (i.e., non-exchange-traded contracts)	17.6	2.9	20.5
Prices based on models and other valuation models (i.e., non-exchange-traded contracts)	–	–	–
Total fair value	$ 29.4	$ 3.1	$ 32.5

In order to minimize the risk of loss associated with non-exchange-traded transactions with counterparties, the company utilizes established credit limits and performs ongoing counterparty credit evaluations.

The above tables exclude commodity-based contracts entered into in the normal course of business, including "physical" contracts to buy or sell commodities at agreed-upon fixed prices, as well as derivative contracts (e.g., futures and options) used primarily to hedge an existing asset or liability (e.g., inventory) or an anticipated transaction (e.g., purchase of inventory). The use of such contracts is not considered by the company to be "trading" activities as these contracts are considered either normal purchase and sale contracts or hedging contracts.

Critical Accounting Policies

In December 2001, the SEC issued FRR No. 60, concerning "critical" accounting policies. FRR No. 60 defines a critical accounting policy as a policy that is both important to the portrayal of a company's financial condition and results and requires significant or complex judgments on the part of management. The company has included the following information with respect to the topics addressed in FRR No. 60.

The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on the company's historical experiences combined with management's understanding of current facts and circumstances. Certain of the company's accounting policies are considered critical as they are both important to the portrayal of the company's financial condition and results and require significant or complex judgment on the part of management. The following is a summary of certain accounting policies considered critical by management of the company.

Allowance for Doubtful Accounts – The company's allowance for doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. While management believes the company's processes effectively address its exposure to doubtful accounts, changes in the economy, industry or specific customer conditions may require adjustment to the allowance for doubtful accounts recorded by the company.

Marketing Costs – The company incurs certain costs to promote its products through marketing programs that include advertising, retailer incentives and consumer incentives. The company expenses each of these types of marketing costs in accordance with applicable authoritative accounting literature. The judgment required in determining when marketing costs are incurred can be significant. For volume-based incentives provided to retailers, management must continually assess the likelihood of the retailer achieving the specified targets. Similarly, for consumer coupons, management must estimate the level at which coupons will be redeemed by consumers in the future. Estimates made by management in accounting for marketing costs are based primarily on the company's historical experience with marketing programs, with consideration given to current circumstances and industry trends. As these factors change, management's estimates could change and the company could recognize different amounts of marketing costs over different periods of time.

Inventory Valuation – Management reviews its inventory balances to determine if inventories can be sold at amounts equal to or greater than their carrying amounts. The review includes identification of slow-moving inventories, obsolete inventories and discontinued products or lines of products. The identification process includes historical performance of the inventory, current operational plans for the inventory, as well as industry and customer-specific trends. If the company's actual results differ from management expectations with respect to the selling of its inventories at amounts equal to or greater than their carrying amounts, the company would be required to adjust its inventory balances accordingly.

Environmental Liabilities – Environmental liabilities are accrued when it is probable that obligations have been incurred and the associated amounts can be reasonably estimated. Management works with independent third-party specialists in order to effectively assess the company's environmental liabilities. Management estimates the company's environmental liabilities based on evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of the company and other potentially responsible parties and its experience in remediating sites. Environmental liability estimates may be affected by changing governmental or other external determinations of what constitutes an environmental liability or an acceptable level of cleanup. Management's estimate as to its potential liability is independent of any potential recovery of insurance proceeds or indemnification arrangements. Insurance companies and other indemnitors are notified of any potential claims and periodically updated as to the general status of known claims. The company does not discount its environmental liabilities as the timing of the anticipated cash payments is not fixed or readily determinable. To the extent that there are changes in the evaluation factors identified above, management's estimate of environmental liabilities may also change.

Employment-Related Benefits – The company incurs certain employment-related expenses associated with pensions, postretirement health care benefits and workers' compensation. In order to measure the expense associated with these employment-related benefits, management must make a variety of estimates including discount rates used to value certain liabilities, assumed rates of return on assets set aside to fund these expenses, compensation increases, employee turnover rates, anticipated mortality rates, anticipated healthcare costs and employee accidents incurred but not yet reported to the company. The estimates used by management are based on the company's historical experience as well as current facts and circumstances. The company uses third-party specialists to assist management in appropriately measuring the expense associated with these employment-related benefits. Different estimates used by management could result in the company recognizing different amounts of expense over different periods of time.

Due to the long-term nature of pension plans, several assumptions must be made to appropriately account for those plans. One important assumption is the expected rate of return on plan assets. High returns on plan assets result in lower pension expense, and thus higher company profits. Low returns on plan assets result in higher pension expense, and thus lower company profits.

On a trailing 5-year and a trailing 10-year basis, the company's actual returns on plan assets have slightly exceeded the fiscal 2002 estimated long-term rate of return of 9.25%. The company believes the expected return rate to be reported in the fiscal 2003 financial results will be lower than 9.25% due to the recent weak performance of equities and bonds, and the expectation that more modest returns will be obtained in the near future. The accounting requirements for pensions call for amortization of gains and losses over several years, so there is a lag time between the market's performance and its impact on plan results. For every 1% reduction in the expected rate of return on plan assets, annual pension expense increases by approximately $15 million.

Recently Issued Accounting Standards

In July 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets,* which establish accounting and reporting requirements for business combinations. SFAS No. 141 requires all business combinations entered into subsequent to June 30, 2001, to be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment of value on an annual basis. SFAS No. 142 is effective for fiscal years beginning after Dec. 15, 2001. The company will adopt SFAS No. 142 at the beginning of its fiscal 2003. The company believes the adoption of SFAS No. 142 will result in a diluted earnings per share increase of approximately $.15 for fiscal 2003 as a result of the company discontinuing the amortization of goodwill and other intangible assets with indefinite lives. As part of the adoption of SFAS No. 142, the company is required to test goodwill and other intangible assets for impairment at the beginning of fiscal 2003. The company has not yet completed its assessment of the adoption impact, if any, of the initial impairment test.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This statement requires the company to recognize the fair value of a liability associated with the cost the company would be obligated to incur in order to retire an asset at some point in the future. The liability would be recognized in the period in which it is incurred and can be reasonably estimated. The standard is effective for fiscal years beginning after June 15, 2002. The company expects to adopt this standard at the beginning of its fiscal 2004. The company has not yet completed its assessment of the anticipated adoption impact, if any, of SFAS No. 143.

Additionally, in October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 develops an accounting model, based upon the framework established in SFAS No. 121, for long-lived assets to be disposed of by sales. The accounting model applies to all long-lived assets, including discontinued operations, and it replaces the provisions of Accounting Principles Board ("APB") Opinion No. 30, *Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for disposal of segments of a business. SFAS No. 144 requires long-lived assets to be measured at the lower of carrying amount or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. The statement is effective for fiscal years beginning after Dec. 15, 2001. The company intends to adopt this standard at the beginning of its fiscal 2003. The company believes the anticipated adoption impact of SFAS No. 144 will not be material.

Related Party Transactions

ConAgra Foods enters into many lease agreements for land, buildings and equipment at competitive market rates, and some of the lease arrangements are with Opus Corporation or its affiliates ("Opus"). Mark Rauenhorst, a director of ConAgra Foods, is a beneficial owner and director of Opus. The agreements with Opus relate to the leasing of land and buildings for ConAgra Foods. ConAgra Foods occupies the buildings pursuant to long-term leases with Opus, some of which contain various termination rights and purchase options. Leases effective in fiscal 2002 require annual lease payments by ConAgra Foods of approximately $19 million. Opus had revenues of approximately $1.3 billion in 2001. ConAgra Foods has leased or expects to lease additional facilities, which are under construction or recently completed, in fiscal 2003 from Opus with annual lease payments of approximately $2.4 million. The lease payments will include the lessor's borrowing costs for construction funds. In fiscal 2002, at ConAgra Foods' request, the company provided construction financing at its short-term borrowing rates, which were lower rates than the lessor would obtain from other lending sources. The construction financing for each facility is provided for a period of less than a year, secured by a mortgage on the facility, and repaid in full to the company following the commencement of the lease. During fiscal 2002, the construction financing provided by the company to Opus totaled approximately $41 million; all such amounts were repaid by Aug. 14, 2002.

Market Risk

The principal market risks affecting the company are exposures to price fluctuations of commodity and energy inputs, interest rates and foreign currencies.

Commodities – The company purchases commodity inputs such as wheat, corn, oats, soybean meal, soybean oil, cattle, hogs, energy and packaging materials to be used in its operations. These commodities are subject to price fluctuations that may create price risk. The company enters into commodity hedges to manage this price risk using physical forward contracts or derivative instruments. ConAgra Foods has policies governing the hedging instrument its businesses may use. These policies include limiting the dollar risk exposure for each of its businesses. The company also monitors the amount of associated counter-party credit risk for all non-exchange-traded transactions. In addition, the company purchases and sells certain commodities such as wheat, corn, soybeans, soybean meal, soybean oil, oats and energy in its trading operations. The company's trading activities are limited in terms of maximum dollar exposure and monitored to ensure compliance.

The following table presents one measure of market risk exposure using sensitivity analysis. Sensitivity analysis is the measurement of potential loss of fair value resulting from a hypothetical change of 10% in market prices. Actual changes in market prices may differ from hypothetical changes. In reality, as markets move, the company actively manages its risk and adjusts hedging strategies as appropriate. Fair value was determined using quoted market prices and was based on the company's net derivative position by commodity at each quarter end during the fiscal year. The market risk exposure analysis excludes the underlying commodity positions that are being hedged. The commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument.

Effect of 10% Change in Market Prices

Dollars in millions	**2002**	2001
Processing Activities		
Grains/Food		
High	**$ 44.4**	$ 43.3
Low	**25.0**	25.5
Average	**33.8**	33.0
Meats		
High	**21.2**	56.4
Low	**7.7**	3.4
Average	**12.7**	23.4
Energy		
High	**12.3**	16.9
Low	**8.8**	8.4
Average	**10.4**	12.2
Trading Activities		
Grains		
High	**14.1**	19.0
Low	**1.2**	9.8
Average	**6.3**	12.2
Meats		
High	**7.6**	2.7
Low	**1.0**	.4
Average	**3.8**	1.4
Energy		
High	**7.7**	5.1
Low	**.5**	4.0
Average	**3.1**	4.7

Interest Rates – The company uses interest rate swaps to manage the effect of interest rate changes on a portion of its debt. During 2002, the company entered into interest rate swap agreements, effectively changing the interest rate on $2.0 billion of its debt from a fixed rate to a floating rate. As of the end of 2002, the fair value of the interest rate swap agreements recognized in prepaid expenses and other current assets was $29.4 million. During 2001, the company did not enter into any interest rate swap agreements. A one percentage point increase/decrease in interest rates would have decreased/increased the fair value of the interest rate swap agreements by approximately $89 million as of the end of 2002.

As of the end of 2002, the fair value of the company's fixed rate debt was estimated at $5.86 billion, based on current market rates primarily provided by outside investment advisors. As of the end of 2002, a one percentage point increase in interest rates would decrease the fair value of the company's fixed rate debt by approximately $383 million, while a one percentage point decrease in interest rates would increase the fair value of the company's fixed rate debt by approximately $437 million. With respect to the company's floating rate debt, a one percentage point change in interest rates would have impacted net interest expense by approximately $14 million for 2002.

Foreign Operations – In order to reduce exposures related to changes in foreign currency exchange rates, the company may enter into forward exchange or option contracts for transactions denominated in a currency other than the functional currency for certain of its processing and trading operations. This activity primarily relates to hedging against foreign currency risk in purchasing inventory, capital equipment, sales of finished goods and future settlement of foreign denominated assets and liabilities.

The following table presents one measure of market risk exposure using sensitivity analysis for the company's processing operations. Sensitivity analysis is the measurement of potential loss of fair value resulting from a hypothetical change of 10% in exchange rates. Actual changes in exchange rates may differ from hypothetical changes. Fair value was determined using quoted exchange rates and was based on the company's net foreign currency position at each quarter end during the fiscal year. The market risk exposure analysis excludes the underlying foreign denominated transactions that are being hedged. The currencies hedged have a high inverse correlation to exchange rate changes of the foreign currency derivative instrument.

Effect of 10% Change in Exchange Rates

Dollars in millions	**2002**	2001
Processing Businesses		
High	**$ 17.1**	$ 13.3
Low	**8.6**	2.3
Average	**13.7**	9.6

The market risk exposure related to the company's trading operations is not material to the company's results of operations or financial position.

Forward-Looking Statements

Management's Discussion & Analysis contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Future economic circumstances, industry conditions, company performance and financial results, availability and prices of raw materials, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital, actions of governments and regulatory factors affecting the company's businesses are examples of factors, among others, that could cause results to differ materially from those described in the forward-looking statements.

CONSOLIDATED STATEMENTS OF EARNINGS

ConAgra Foods Inc. and Subsidiaries

Dollars in millions except per share amounts	2002	2001	2000
	For the fiscal years ended May		
Net sales	**$27,629.6**	$27,100.5	$25,484.5
Costs and expenses			
Cost of goods sold	**23,536.5**	23,311.7	22,182.9
Selling, general and administrative expenses	**2,423.4**	2,261.4	2,058.0
Interest expense	**401.5**	423.3	303.8
Restructuring/impairment charges	**-**	–	322.2
	26,361.4	25,996.4	24,866.9
Income before income taxes and cumulative effect of changes in accounting	**1,268.2**	1,104.1	617.6
Income taxes	**483.2**	421.6	235.3
Income before cumulative effect of changes in accounting	**785.0**	682.5	382.3
Cumulative effect of changes in accounting	**(2.0)**	(43.9)	–
Net income	**$ 783.0**	**$ 638.6**	**$ 382.3**
Earnings per share – basic			
Income before cumulative effect of changes in accounting	**$ 1.48**	$ 1.33	$ .80
Cumulative effect of changes in accounting	**-**	(.09)	–
Net income	**$ 1.48**	**$ 1.24**	**$ .80**
Earnings per share – diluted			
Income before cumulative effect of changes in accounting	**$ 1.47**	$ 1.33	$ .80
Cumulative effect of changes in accounting	**-**	(.09)	–
Net income	**$ 1.47**	**$ 1.24**	**$ .80**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

ConAgra Foods Inc. and Subsidiaries

Dollars in millions	2002	2001	2000
	For the fiscal years ended May		
Net income	**$ 783.0**	**$ 638.6**	**$ 382.3**
Other comprehensive income (loss)			
Cumulative effect of change in accounting	**(24.6)**	–	–
Derivative adjustment, net	**5.1**	–	–
Currency translation adjustment	**3.0**	(17.6)	(37.2)
Minimum pension liability	**(15.3)**	–	–
Comprehensive income	**$ 751.2**	**$ 621.0**	**$ 345.1**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ConAgra Foods Inc. and Subsidiaries

Dollars in millions	**May 26 2002**	May 27 2001
Assets		
Current assets		
Cash and cash equivalents	**$ 157.9**	$ 198.1
Receivables, less allowance for doubtful accounts of $104.4 and $100.5	**1,393.6**	1,605.4
Inventories	**4,304.7**	5,071.4
Prepaid expenses and other current assets	**577.7**	487.7
Total current assets	**6,433.9**	7,362.6
Property, plant and equipment		
Land and land improvements	**308.6**	286.3
Buildings, machinery and equipment	**5,889.1**	5,616.0
Furniture, fixtures, office equipment and other	**671.4**	640.3
Construction in progress	**306.9**	308.5
	7,176.0	6,851.1
Less accumulated depreciation	**(3,282.1)**	(2,966.4)
Property, plant and equipment, net	**3,893.9**	3,884.7
Brands, trademarks and goodwill, at cost less accumulated amortization of $1,027.5 and $878.7	**4,747.6**	4,840.2
Other assets	**420.8**	393.3
	$15,496.2	**$16,480.8**
Liabilities and Stockholders' Equity		
Current liabilities		
Notes payable	**$ 30.9**	$ 2,677.1
Current installments of long-term debt	**209.0**	123.1
Accounts payable	**2,165.3**	2,289.8
Advances on sales	**374.8**	349.0
Accrued payroll	**316.4**	249.7
Other accrued liabilities	**1,217.0**	1,246.9
Total current liabilities	**4,313.4**	6,935.6
Senior long-term debt, excluding current installments	**4,991.6**	3,359.5
Other noncurrent liabilities	**955.9**	927.5
Subordinated debt	**752.1**	750.0
Preferred securities of subsidiary company	**175.0**	525.0
Commitments and contingencies		
Common stockholders' equity		
Common stock of $5 par value, authorized 1,200,000,000 shares; issued 565,509,607 and 565,337,949	**2,827.5**	2,826.7
Additional paid-in capital	**737.2**	682.5
Retained earnings	**1,821.9**	1,534.8
Accumulated other comprehensive income (loss)	**(152.5)**	(120.7)
Less treasury stock, at cost, common shares of 28,469,119 and 28,270,610	**(676.8)**	(672.9)
	4,557.3	4,250.4
Less unearned restricted stock and value of 9,903,931 and 12,787,862 common shares held in Employee Equity Fund	**(249.1)**	(267.2)
Total common stockholders' equity	**4,308.2**	3,983.2
	$15,496.2	**$16,480.8**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

ConAgra Foods Inc. and Subsidiaries

For the fiscal years ended May

Columnar amounts in millions	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(loss)	Treasury Stock	EEF* Stock and Other	Total
Balance at May 30, 1999	519.6	$ 2,598.2	$ 219.4	$ 1,325.1	$ (65.9)	$ (749.9)	$ (462.8)	$ 2,864.1
Stock option and incentive plans	.5	2.4	11.8			(10.3)	31.3	35.2
Fair market valuation of EEF shares			(70.0)				70.0	–
Shares issued for acquisitions	4.0	20.1	(13.7)	13.4				19.8
Currency translation adjustment					(37.2)			(37.2)
Dividends declared on common stock, $.789 per share				(375.5)				(375.5)
Net income				382.3				382.3
Balance at May 28, 2000	524.1	2,620.7	147.5	1,345.3	(103.1)	(760.2)	(361.5)	2,888.7
Stock option and incentive plans	.2	.9	(53.5)	.1		87.3	39.6	74.4
Fair market valuation of EEF shares			(54.7)				54.7	–
Shares issued for acquisitions	41.0	205.1	643.2					848.3
Currency translation adjustment					(17.6)			(17.6)
Dividends declared on common stock, $.879 per share				(449.2)				(449.2)
Net income				638.6				638.6
Balance at May 27, 2001	565.3	2,826.7	682.5	1,534.8	(120.7)	(672.9)	(267.2)	3,983.2
Stock option and incentive plans	.2	.8	26.7	.3		(3.9)	46.1	70.0
Fair market valuation of EEF shares			28.0				(28.0)	–
Currency translation adjustment					3.0			3.0
Cumulative effect of change in accounting					(24.6)			(24.6)
Derivative adjustment, net					5.1			5.1
Minimum pension liability					(15.3)			(15.3)
Retirement of subsidiary preferred securities				(6.7)				(6.7)
Dividends declared on common stock, $.930 per share				(489.5)				(489.5)
Net income				783.0				783.0
Balance at May 26, 2002	**565.5**	**$ 2,827.5**	**$ 737.2**	**$ 1,821.9**	**$ (152.5)**	**$ (676.8)**	**$ (249.1)**	**$ 4,308.2**

The accompanying notes are an integral part of the consolidated financial statements.

* Employee Equity Fund (Note 12)

CONSOLIDATED STATEMENTS OF CASH FLOWS

ConAgra Foods Inc. and Subsidiaries

Dollars in millions	2002	2001	2000
	For the fiscal years ended May		
Cash flows from operating activities			
Net income	**$ 783.0**	$ 638.6	$ 382.3
Adjustments to reconcile net income to net cash from operating activities			
Depreciation	**474.4**	462.4	453.8
Goodwill and other amortization	**148.8**	130.5	82.7
Restructuring and other restructuring-related charges (including accelerated depreciation)	**–**	–	621.4
Cumulative effect of changes in accounting	**2.0**	43.9	–
Other noncash items (includes nonpension postretirement benefits)	**131.2**	175.5	49.9
Change in assets and liabilities before effects from business combinations			
Receivables	**169.5**	(410.8)	69.9
Inventories and prepaid expenses	**658.4**	(597.3)	(325.3)
Accounts payable and accrued liabilities	**(17.8)**	(318.2)	(643.7)
Net cash flows from operating activities	**2,349.5**	**124.6**	**691.0**
Cash flows from investing activities			
Additions to property, plant and equipment	**(530.6)**	(559.7)	(539.3)
Payment for business acquisitions	**(110.0)**	(1,107.2)	(390.1)
Sale of businesses and property, plant and equipment	**22.4**	125.3	154.6
Notes receivable and other items	**32.4**	(26.5)	(36.6)
Net cash flows from investing activities	**(585.8)**	**(1,568.1)**	**(811.4)**
Cash flows from financing activities			
Net short-term borrowings (repayments)	**(2,646.2)**	1,421.5	402.7
Proceeds from issuance of long-term debt	**1,997.5**	1,663.7	33.1
Repayment of long-term debt	**(300.4)**	(21.7)	(32.6)
Changes in amounts sold under the accounts receivable securitization, net	**(53.1)**	(77.0)	165.0
Redemption of preferred securities of subsidiary	**(350.0)**	–	–
Cash dividends paid	**(482.9)**	(429.2)	(375.0)
Repayment of acquired company's debt	**–**	(1,114.3)	–
Other items	**31.2**	41.0	22.0
Net cash flows from financing activities	**(1,803.9)**	**1,484.0**	**215.2**
Net increase (decrease) in cash and cash equivalents	**(40.2)**	40.5	94.8
Cash and cash equivalents at beginning of year	**198.1**	157.6	62.8
Cash and cash equivalents at end of year	**$ 157.9**	**$ 198.1**	**$ 157.6**

The accompanying notes are an integral part of the consolidated financial statements.

Years ended May 26, 2002, May 27, 2001, and May 28, 2000
Columnar Amounts in Millions Except Per Share Amounts

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year – The fiscal year of ConAgra Foods Inc. ("ConAgra Foods" or the "company") ends the last Sunday in May. The fiscal years for the consolidated financial statements presented consist of 52-week periods for fiscal years 2002, 2001 and 2000.

The accounts of two wholly-owned subsidiaries, ConAgra Fertilizer Company and United Agri Products Inc. have been consolidated on the basis of a year ending in February. Such fiscal period corresponds with those companies' natural business year.

Basis of Consolidation – The consolidated financial statements include the accounts of ConAgra Foods Inc. and all majority-owned subsidiaries. The investments in and the operating results of 50%-or-less-owned entities not required to be consolidated are included in the financial statements on the basis of the equity method of accounting. All significant intercompany investments, accounts and transactions have been eliminated.

Inventories – The company principally uses the lower of cost, determined using the first-in, first-out method, or market for valuing inventories not hedged. Grain, flour and major feed ingredient inventories are hedged to the extent practicable and are principally stated at market, including adjustment to market of open contracts for purchases and sales. Short-term interest expense incurred to finance hedged inventories is included in cost of goods sold in order to properly reflect gross profits on hedged transactions.

Long-Lived Assets and Intangible Assets – Property, plant and equipment are carried at cost. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the respective classes of assets as follows:

Land Improvements	1 - 40 years
Buildings	15 - 40 years
Machinery and equipment	5 - 20 years
Furniture, fixtures, office equipment and other	5 - 15 years

Goodwill, brands and trademarks are amortized using the straight-line method, principally over a period of 40 years.

The company assesses the recoverability of long-lived assets and associated goodwill, as well as certain identifiable intangibles, whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The company considers continued operating losses, or significant and long-term changes in business conditions, to be its primary indicators of potential impairment. When future undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value, an impairment loss is recognized based on the difference between the fair value and carrying value of the assets.

Recoverability of goodwill not associated with long-lived assets is evaluated based on management's estimates of future undiscounted operating profit associated with the acquired business.

Derivative Instruments – The company uses derivatives (e.g., futures and options) for the purpose of hedging exposure to changes in commodity prices, interest rates and foreign currency exchange rates. The fair value of each derivative is recognized in the balance sheet within current assets or current liabilities. Changes in the fair value of derivatives are recognized immediately in the income statement for derivatives that do not qualify for hedge accounting. For derivatives designated as a hedge and used to hedge an existing asset or liability (e.g., inventory), both the derivative and hedged item are recognized at fair value within the balance sheet with the changes in both of these fair values being recognized immediately in the income statement. For derivatives designated as a hedge and used to hedge an anticipated transaction (e.g., future purchase of inventory), changes in the fair value of the derivatives are deferred in the balance sheet within accumulated other comprehensive income to the extent the hedge is effective in mitigating the exposure to the related anticipated transaction. Any ineffectiveness associated with the hedge is recognized immediately in the income statement. Amounts deferred within accumulated other comprehensive income are recognized in the income statement upon the completion of the related hedged transaction.

Fair Values of Financial Instruments – Unless otherwise specified, the company believes the carrying value of financial instruments approximates their fair value.

Environmental Liabilities – Environmental liabilities are accrued when it is probable that obligations have been incurred and the associated amounts can be reasonably estimated. Such liabilities are adjusted as new information develops or circumstances change. The company does not discount its environmental liabilities as the timing of the anticipated cash payments is not fixed or readily determinable.

Employment-Related Benefits – Employment-related benefits associated with pensions, postretirement health care benefits and workers' compensation are expensed as such benefits are earned by applicable employees. The recognition of expense is significantly impacted by estimates made by management such as discount rates used to value certain liabilities, future health costs and employee accidents incurred but not yet reported. The company uses third-party specialists to assist management in appropriately measuring the expense associated with employment-related benefits.

Revenue Recognition – Revenue is recognized when title and risk of loss are transferred to customers upon delivery based on terms of sale. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts, trade allowances and product returns.

Net Sales – Gross profits earned from commodity trading activities, which are included in net sales, total $161.4 million, $278.6 million and $148.0 million for fiscal 2002, 2001 and 2000, respectively.

Sales and cost of goods sold, if reported on a gross basis for these activities, would be increased by $10.5 billion, $12.0 billion and $7.7 billion for fiscal 2002, 2001 and 2000, respectively.

Marketing Costs – The company incurs various types of marketing costs in order to promote its products, including retailer incentives and consumer incentives. The company expenses each of these types of marketing costs as incurred. In addition, the company incurs advertising costs which are expensed in the year incurred.

Comprehensive Income – Comprehensive income includes net income, currency translation adjustments, certain derivative-related activity and changes in the minimum pension liability. ConAgra Foods deems its foreign investments to be permanent in nature and does not provide for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars. There are no reclassification adjustments to be reported in periods presented, with respect to foreign investments.

Accounting Changes – As of the beginning of the current fiscal year, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Financial Instruments and Hedging Activities*, and its related amendment, SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* ("SFAS No. 133"). The adoption of SFAS No. 133 resulted in a cumulative effect of an accounting change that reduced net income by $2.0 million, and decreased accumulated other comprehensive income by $24.6 million, net of tax.

Also in the first quarter of fiscal 2002, the company adopted Emerging Issues Task Force ("EITF") Issue No. 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products*. As a result, the company now classifies the costs associated with sales incentives provided to retailers as a reduction in net sales; these costs were previously included in selling, general and administrative expenses. All periods presented reflect this reclassification. This reclassification had an immaterial impact on net sales and no impact on income before income taxes and cumulative effect of changes in accounting, net income or earnings per share amounts.

In fiscal 2001, the company changed its methods of accounting for revenue recognition relating to the shipping terms for certain of its product sales, recognition of sales incentives granted to retailers and recognition of consumer sales incentives, which resulted in a reduction of fiscal 2001 net income of $43.9 million.

Recently Issued Accounting Pronouncements – In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*, which establish accounting and reporting requirements for business combinations. SFAS No. 141 requires all business combinations entered into subsequent to June 30, 2001, to be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment of value on an annual basis. SFAS No. 142 is effective for fiscal years beginning after Dec. 15, 2001. The company will adopt SFAS No. 142 at the beginning of its fiscal 2003. The company believes the adoption of SFAS No. 142 will result in a diluted earnings per share increase of approximately $.15 for fiscal 2003 as a result of the company discontinuing the amortization of goodwill and other intangible assets with indefinite lives. As part of the adoption of SFAS No. 142, the company is required to test goodwill and other intangible assets for impairment at the beginning of fiscal 2003. The company has not yet completed its assessment of the adoption impact, if any, of the initial impairment test.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This statement requires the company to recognize the fair value of a liability associated with the cost the company would be obligated to incur in order to retire an asset at some point in the future. The liability would be recognized in the period in which it is incurred and can be reasonably estimated. The standard is effective for fiscal years beginning after June 15, 2002. The company expects to adopt this standard at the beginning of its fiscal 2004. The company has not yet completed its assessment of the anticipated adoption impact, if any, of SFAS No. 143.

Additionally, in October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 develops an accounting model, based upon the framework established in SFAS No. 121, for long-lived assets to be disposed of by sales. The accounting model applies to all long-lived assets, including discontinued operations, and it replaces the provisions of Accounting Principles Board ("APB") Opinion No. 30, *Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for disposal of segments of a business. SFAS No. 144 requires long-lived assets to be measured at the lower of carrying amount or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. The statement is effective for fiscal years beginning after Dec. 15, 2001. The company intends to adopt this standard at the beginning of its fiscal 2003. The company believes the anticipated adoption impact of SFAS No. 144 will not be material.

Use of Estimates – Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates or assumptions affect reported amounts of assets, liabilities, revenue and expenses as reflected in the financial statements. Actual results could differ from estimates.

Reclassifications – Certain reclassifications have been made to prior year amounts to conform to current year classifications.

2. ACQUISITIONS AND DIVESTITURES

During the fourth quarter of fiscal 2002, the company announced that a controlling interest in its fresh beef and pork business would be sold to a joint venture with outside investors. Subsequent to the close of the transaction, it is expected the company will retain a 46% interest in the joint venture. In fiscal 2002, the fresh beef and pork business accounted for approximately $7.7 billion, or 77%, of the company's Meat Processing reporting segment net sales and $192 million, or 71%, of the company's Meat Processing reporting segment operating profit.

On Aug. 24, 2000, the company acquired all of the outstanding shares of common stock and stock options of International Home Foods ("IHF") in a transaction accounted for as a purchase business combination. The company allocated the excess of the purchase price over the net assets acquired to brands, trademarks and goodwill. Costs assigned to intangible assets arising from the transaction are amortized on a straight-line basis over a period not exceeding 40 years.

The following table summarizes the final fair value of the assets acquired and liabilities assumed in connection with the company's acquisition of IHF:

Current assets		$ 627.4
Noncurrent assets (primarily brands and goodwill)		2,605.0
Total assets acquired		**$ 3,232.4**
Current liabilities		368.0
Long-term debt		1,104.4
Other noncurrent liabilities		36.8
Total liabilities assumed		**$ 1,509.2**
Cash paid	875.0	
Equity issued	848.2	
Total net assets acquired		**$ 1,723.2**

The cash portion of the consideration paid was funded through borrowings under the company's short-term credit facilities.

The company's unaudited pro forma results of operations for the fiscal years end May 27, 2001, and May 28, 2000, assuming the acquisition of IHF occurred as of the beginning of fiscal 2000 are as follows:

	2001	2000
Net sales	$ 27,538.6	$ 27,318.6
Income before cumulative effect of changes in accounting	690.3	397.8
Net income	646.4	397.8
Income before cumulative effect of changes in accounting per share – diluted	$ 1.31	$ .76
Net income per share – diluted	$ 1.23	$ .76

The pro forma results above are not necessarily indicative of the operating results that would have actually occurred if the acquisition had been in effect on the dates indicated, nor is it necessarily indicative of future operating results of the combined companies.

In the third quarter of fiscal 2000, ConAgra Foods acquired the assets of Seaboard Farms, the poultry division of Seaboard Corporation, for approximately $360 million. Seaboard Farms produces and markets value-added poultry products primarily to foodservice customers and has annual sales of approximately $480 million. The acquisition was accounted for as a purchase, with the business acquired being included in the financial statements subsequent to the date of acquisition.

3. CHANGES IN ACCOUNTING POLICY

As of the beginning of the current fiscal year, the company adopted SFAS No. 133, *Accounting for Derivative Financial Instruments and Hedging Activities*, and its related amendment, SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* ("SFAS No. 133"). The adoption of SFAS No. 133 resulted in a cumulative effect of change in accounting that reduced net income by $2.0 million, and decreased accumulated other comprehensive income by $24.6 million, net of tax. Other than such cumulative effect, the effect of the change on income before cumulative effect of changes in accounting for fiscal 2002 was not material. The pro forma effect of retroactive application of SFAS No. 133 had this new standard been in effect for the prior fiscal years presented was not material.

In the fourth quarter of fiscal 2001, the company changed its methods of accounting for revenue recognition relating to the shipping terms for certain of its product sales, recognition of sales incentives granted to retailers and recognition of consumer sales incentives effective the beginning of fiscal 2001.

The individual components of the cumulative effect of changes in accounting, net of tax, as of the beginning of fiscal 2001 are as follows:

Revenue recognition – shipping terms	$ 15.6
Retailer sales incentives	17.5
Consumer sales incentives	10.8
	$ 43.9

The $43.9 million cumulative effect of the changes in accounting for prior years (after reduction for income taxes of $26.9 million) is included as a reduction in income for fiscal 2001. Other than such cumulative effect, the effect of the changes on fiscal 2001 was not material.

The following pro forma amounts reflect the effect of retroactive application of the changes in methods of accounting had the new methods been in effect for the fiscal years presented, including the related income tax impact:

	2001	2000
Net income	$ 638.6	$ 376.2
Earnings per share – diluted	$ 1.24	$ .79

4. EARNINGS PER SHARE

Basic earnings per share is calculated on the basis of weighted average outstanding common shares. Diluted earnings per share is computed on the basis of weighted average outstanding common shares plus equivalent shares assuming exercise of stock options and conversion of outstanding convertible securities, where dilutive.

The following table reconciles the income and average share amounts used to compute both basic and diluted earnings per share:

	2002	2001	2000
Net income			
Income before cumulative effect of changes in accounting	**$ 785.0**	$ 682.5	$ 382.3
Cumulative effect of changes in accounting	**(2.0)**	(43.9)	–
Net income	**$ 783.0**	$ 638.6	$ 382.3
Redemption of subsidiary preferred securities, net of tax	**(6.7)**	–	–
Income available to common shareholders	**$ 776.3**	$ 638.6	$ 382.3
Earnings per share – basic			
Weighted average shares outstanding	**525.8**	511.6	475.7
Earnings per share – diluted			
Weighted average shares outstanding – basic	**525.8**	511.6	475.7
Add shares contingently issuable upon exercise of stock options	**2.2**	2.7	2.9
Weighted average shares outstanding	**528.0**	514.3	478.6

At the end of fiscal years 2002, 2001 and 2000, there were 7.4 million, 16.7 million and 16.2 million options outstanding, respectively, with exercise prices exceeding the market value of common stock that were therefore excluded from the computation of shares contingently issuable upon exercise of the options.

5. RECEIVABLES

At May 26, 2002, the company had agreements to sell interests in pools of receivables, in an amount not to exceed $875 million at any one time. Participation interests in new receivables may be sold, as collections reduce previously sold participation interests. The participation interests are sold at a discount that is included in selling, general and administrative expenses in the consolidated statements of earnings. During fiscal 2002, the company sold interests in net new receivables approximating $166 million and used $219 million of net additional collections to reduce the facilities from $737 million at fiscal year end 2001 to $684 million at fiscal year end 2002.

On June 6, 2002, the company terminated an accounts receivable securitization program with an availability of $325 million.

6. INVENTORIES

The major classes of inventories are as follows:

	2002	2001
Raw materials	**$ 1,280.2**	$ 1,499.0
Food products and livestock	**1,567.6**	1,919.5
Agricultural chemicals, fertilizer and feed	**889.5**	1,108.8
Other, principally ingredients and packaging materials	**567.4**	544.1
	$ 4,304.7	$ 5,071.4

7. CREDIT FACILITIES AND BORROWINGS

At May 26, 2002, the company had credit lines from banks that totalled approximately $2,757 million, including: $1,050 million of long-term revolving credit facilities maturing in May 2007; $1,050 million of short-term revolving credit facilities maturing in May 2003; and uncompensated bankers' acceptance and money market loan facilities approximating $657 million. Borrowings under the revolver agreements are at or below prime rate and may be prepaid without penalty. The company pays fees for its revolving credit facilities.

The company finances its short-term needs with bank borrowings, commercial paper borrowings and bankers' acceptances. The average consolidated short-term borrowings outstanding under these facilities were $2,005.7 million and $3,363.4 million for fiscal year 2002 and 2001, respectively. This excludes an average of $27.0 million and $173.7 million of short-term borrowings that were classified as long-term for fiscal 2002 and 2001, respectively (see Note 8). The highest period-end, short-term indebtedness during fiscal 2002 was $3,714.6 million and $4,585.7 million in fiscal 2001. Short-term borrowings were at rates below prime. The weighted average interest rate was 3.26% and 6.02%, respectively, for fiscal 2002 and 2001.

8. SENIOR LONG-TERM DEBT, SUBORDINATED DEBT AND LOAN AGREEMENTS

	2002	2001
Senior Debt		
Commercial paper backed by long-term revolving credit agreement	**$ -**	$ 175.3
8.25% senior debt due September 2030	**297.7**	297.6
7.00% senior debt due October 2028	**396.8**	396.7
6.70% senior debt due August 2027 (redeemable at option of holders in 2009)	**300.0**	300.0
7.125% senior debt due October 2026 (redeemable at option of holders in 2006)	**398.0**	397.9
7.875% senior debt due September 2010	**747.8**	747.5
9.875% senior debt due November 2005	**102.2**	100.0
7.5% senior debt due September 2005	**607.3**	598.9
5.50% senior debt due October 2002	**199.9**	199.6
9.87% to 9.95% unsecured senior notes due in various amounts through 2009	**30.5**	39.4
8.1% to 9.0% publicly issued unsecured medium-term notes due in various amounts through 2004	**12.0**	117.0
Floating rate senior debt September 2003	**500.0**	–
6.0% senior debt due September 2006	**504.5**	–
6.75% senior debt due September 2011	**1,000.1**	–
1.65% to 9.28% Industrial Development Revenue Bonds (collateralized by plant and equipment) due on various dates through 2019	**37.6**	45.3
Miscellaneous unsecured	**66.2**	67.4
Total senior debt	**$ 5,200.6**	$ 3,482.6
Subordinated Debt		
9.75% subordinated debt due March 2021	**400.0**	400.0
7.375% to 7.4% subordinated debt due through 2005	**352.1**	350.0
Total subordinated debt	**$ 752.1**	$ 750.0
Total debt	**$ 5,952.7**	$ 4,232.6
Less current portion	**209.0**	123.1
Total long-term debt	**$ 5,743.7**	$ 4,109.5

The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years following May 26, 2002, are as follows:

2003	$ 209.0
2004	509.1
2005	374.3
2006	709.1
2007	509.6

Under the long-term credit facility referenced in Note 7, the company has agreements that allow it to borrow up to $1,050 million through May 2007.

The most restrictive note agreements (the revolving credit facilities and certain privately placed long-term debt) require the company to repay the debt if consolidated funded debt exceeds 65% of consolidated capital base or if fixed charges coverage is less than 1.75 to 1.0 as such terms are defined in applicable agreements. As of the end of fiscal 2002, the company's consolidated funded debt was approximately 56% of its consolidated capital base and the fixed charges ratio was approximately 3.5 to 1.0.

Net interest expense consists of:

	2002	2001	2000
Long-term debt	**$ 364.3**	$ 284.8	$ 198.4
Short-term debt	**66.7**	182.1	139.5
Interest income	**(23.5)**	(38.5)	(28.6)
Interest capitalized	**(6.0)**	(5.1)	(5.5)
	$ 401.5	$ 423.3	$ 303.8

Net interest paid was $387.0 million, $392.7 million and $299.9 million in fiscal 2002, 2001 and 2000, respectively.

Short-term debt interest expense of $20.8 million, $35.0 million and $31.4 million in fiscal 2002, 2001 and 2000, respectively, incurred to finance hedged inventories has been charged to cost of goods sold.

The carrying amount of long-term debt (including current installments) was $5,952.7 million and $4,232.6 million as of May 26, 2002, and May 27, 2001, respectively. Based on current market rates primarily provided by outside investment bankers, the fair value of this debt at May 26, 2002, and May 27, 2001, was estimated at $6,400.2 million and $4,324.7 million, respectively. The company's long-term debt is generally not callable until maturity.

9. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consist of:

	2002	2001
Legal and environmental liabilities primarily associated with the company's acquisition of Beatrice Company (see Note 17)	**$ 136.9**	$ 140.1
Postretirement health care and pensions	**668.4**	631.6
Deferred taxes	**154.4**	150.2
Other	**64.8**	71.5
	1,024.5	993.4
Less current portion	**68.6**	65.9
	$ 955.9	$ 927.5

10. PREFERRED SECURITIES OF SUBSIDIARY COMPANY

ConAgra Capital, L.C., an indirectly controlled subsidiary of the company (ConAgra Foods indirectly owns 100% of the voting securities), has 7 million shares of Series B Adjustable Rate Cumulative Preferred ("Series B Securities") outstanding. Distributions on these Series B Securities are payable monthly at a rate per annum, which is adjusted quarterly to 95% of the highest of three U.S. Treasury security indices, subject to a floor of 5.0% and a ceiling of 10.5% per annum. The distribution rate in fiscal 2002 ranged from 5.0% to 5.5%.

For financial statement purposes, distributions on the Series B Securities are included in selling, general and administrative expenses in the company's consolidated statements of earnings as such amounts represent minority interests.

The Series B Securities were issued at a price of $25 per share. Series B Securities are non-voting (except in certain limited circumstances), and are fully and unconditionally guaranteed (as provided in the guarantee documents) by ConAgra Foods and, in certain limited circumstances, are exchangeable for debt securities of ConAgra Foods. The Series B Securities are redeemable at the option of ConAgra Capital, L.C. (with ConAgra Foods' consent) in whole or in part, at $25 per security plus accumulated and unpaid distributions to the date fixed for redemption.

During fiscal 2002, the company's finance subsidiary, ConAgra Capital, L.C., redeemed all 4,000,000 shares of its 9% Series A Cumulative Preferred Securities and all 10,000,000 shares of its 9.35% Series C Cumulative Preferred Securities. The company used approximately $350 million of short-term debt to fund the redemption of the preferred securities. The redemption resulted in an earnings per share charge of approximately $.01 in fiscal 2002.

11. CAPITAL STOCK

The company has authorized shares of preferred stock as follows:

Class B — $50 par value; 150,000 shares

Class C — $100 par value; 250,000 shares

Class D — without par value; 1,100,000 shares

Class E — without par value; 16,550,000 shares

There were no preferred shares issued or outstanding as of May 26, 2002.

12. EMPLOYEE EQUITY FUND

In fiscal 1993, the company established a $700 million Employee Equity Fund ("EEF"), a grantor trust, to pre-fund future stock-related obligations of the company's compensation and benefit plans. The EEF supports existing, previously approved employee plans that use ConAgra Foods common stock.

For financial reporting purposes the EEF is consolidated with ConAgra Foods. The fair market value of the shares held by the EEF is shown as a reduction to common stockholders' equity in the company's consolidated balance sheets. All dividends and interest transactions between the EEF and ConAgra Foods are eliminated. Differences between cost and fair value of shares held and/or released are included in consolidated additional paid-in capital.

Following is a summary of shares held by the EEF:

	2002	2001
Shares held (in millions)	**9.9**	12.6
Cost – per share	**$ 14.552**	$ 14.552
Cost – total	**144.3**	183.9
Fair market value – per share	**$ 24.76**	$ 20.27
Fair market value – total	**245.5**	256.1

13. STOCK OPTIONS AND RIGHTS

Stock option plans approved by the stockholders provide for granting of options to employees for purchase of common stock generally at prices equal to fair market value at the time of grant, and for issuance of stock under various stock-based compensation arrangements including restricted stock, phantom stock and stock issued in lieu of cash bonuses. Under each arrangement, stock is issued without direct cost to the employee. During fiscal 2002, 2001 and 2000, respectively, the company issued shares and share equivalents totaling 1.0 million, 1.2 million and .8 million under these arrangements. Stock issued in lieu of cash bonus is recognized as compensation expense as earned. The value of the restricted and phantom stock, equal to fair market value at the time of grant, is being amortized as compensation expense over the vesting period. This compensation expense totaled $8.5 million, $7.3 million and $5.4 million for fiscal 2002, 2001 and 2000, respectively. At May 26, 2002, the amount of deferred stock-based compensation granted, but to be recognized over future periods, totaled $18.3 million.

Options become exercisable under various vesting schedules and generally expire ten years after the date of grant. Option shares and prices are adjusted for common stock splits and changes in capitalization.

The changes in the outstanding stock options during the three years ended May 26, 2002, are summarized below:

	2002		2001		2000	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Beginning of year	**28.8**	**$ 22.80**	25.6	$ 23.30	23.5	$ 22.86
Granted	**7.3**	**22.04**	11.6	15.76	6.0	23.35
Exercised	**(2.3)**	**16.23**	(6.1)	10.89	(1.8)	13.41
Canceled	**(1.9)**	**24.63**	(2.3)	24.27	(2.1)	27.20
End of year	**31.9**	**$ 22.97**	28.8	$ 22.80	25.6	$ 23.30
Exercisable at end of year	**20.3**	**$ 23.49**	18.7	$ 22.63	16.2	$ 21.56

Options granted for fiscal 2001 include approximately 5 million options at an average exercise price of $10.00 issued in conjunction with the acquisition of IHF.

The following summarizes information about stock options outstanding as of May 26, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Options	Weighted Average Remaining Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$ 4.87 - $ 12.69	.9	1.8	$ 11.80	.9	$ 11.80
13.00 - 20.00	7.7	5.5	18.59	5.6	18.13
20.06 - 23.50	13.7	8.4	22.13	5.4	22.31
24.19 - 29.00	6.5	5.8	26.38	5.4	26.25
29.50 - 36.81	3.1	5.4	33.69	3.0	33.70
$ 4.87 - $ 36.81	**31.9**	**6.7**	**$ 22.97**	**20.3**	**$ 23.49**

The company has elected to account for its employee stock option plans using the intrinsic value method of accounting. Accordingly, no compensation expense is recognized for stock options as the exercise price of the stock options equals the market price of the underlying stock on the date of the grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, *Accounting for Stock-Based Compensation*, assuming the company accounted for its employee stock options using the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rate of 4.52%, 5.17% and 6.33%; a dividend yield of 3.9%, 2.4% and 2.2%; expected volatility of 29.0%, 29.0% and 20.6%; and an expected option life of six years. The weighted average fair value of options granted in fiscal 2002, 2001 and

2000 was $5.08, $5.75 and $6.21, respectively. Pro forma net income and earnings per share are as follows:

	2002	2001	2000
Pro forma net income	**$ 765.4**	$ 621.1	$ 362.7
Pro forma basic earnings per share	**1.44**	1.21	.76
Basic earnings per share – as reported	**1.48**	1.24	.80
Pro forma diluted earnings per share	**1.44**	1.21	.76
Diluted earnings per share – as reported	**1.47**	1.24	.80

At May 26, 2002, approximately 22.7 million shares were reserved for granting additional options and restricted or bonus stock awards.

Each share of common stock carries with it one-half preferred stock purchase right ("Right"). The Rights become exercisable 10 days after a person (an "Acquiring Person") acquires or commences a tender offer for 15% or more of the company's common stock. Each Right entitles the holder to purchase one one-thousandth of a share of a new series of Class E Preferred Stock at an exercise price of $200, subject to adjustment. The Rights expire on July 12, 2006, and may be redeemed at the option of the company at $.01 per Right, subject to adjustment. Under certain circumstances, if (i) any person becomes an Acquiring Person or (ii) the company is acquired in a merger or other business combination after a person becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person) will have the right to receive, upon exercise of the Right, shares of common stock (of the Company under (i) and of the acquiring company under (ii)) having a value of twice the exercise price of the Right. The Rights were issued pursuant to a dividend declared by the company's Board of Directors on July 12, 1996, payable to stockholders of record on July 24, 1996. The one Right for each outstanding share was adjusted to one-half Right for each share effective Oct. 1, 1997, as a result of the two-for-one stock split. At May 26, 2002, the company has reserved one million Class E preferred shares for exercise of the Rights.

14. OPERATION OVERDRIVE

During the fourth quarter of fiscal 2000, the company completed a restructuring plan in connection with its previously announced initiative, "Operation Overdrive." The restructuring plan was aimed at eliminating overcapacity, streamlining operations and improving future profitability through margin improvement and expense reductions. As part of this restructuring plan, the company reduced the estimated useful lives of certain assets, resulting in $139.1 million ($86.0 million net of tax) of accelerated depreciation in fiscal 2000. The impact of such accelerated depreciation on both basic and diluted earnings per share was $.18 for fiscal 2000.

Fiscal 2000 charges are as follows:

	Packaged Foods	Food Ingredients	Meat Processing	Agricultural Products	Total
Accelerated depreciation	$ 137.9	$ –	$ 1.2	$ –	$ 139.1
Inventory markdowns	56.8	27.5	.6	29.6	114.5
Restructuring plan implementation costs	30.8	1.9	9.0	3.9	45.6
Restructuring/impairment charges	121.3	29.5	119.9	51.5	322.2
Total	$ 346.8	$ 58.9	$ 130.7	$ 85.0	$ 621.4

The fiscal 2000 charges are reflected in the company's consolidated statements of earnings as follows: accelerated depreciation of $108.3 million and $30.8 million is included in cost of goods sold and selling, general and administrative expenses, respectively; inventory markdowns are included in cost of goods sold; plan implementation costs (primarily third-party consulting costs) are also included in selling, general and administrative expenses. For fiscal 2000, restructuring/impairment charges are reflected as such and result from asset impairments, employee-related costs and contractual termination costs.

Included in fiscal 2000 consolidated statements of earnings are asset impairment charges of approximately $213.5 million. Fiscal 2000 asset impairment charges include $171.4 million in write-downs of property, plant and equipment and $42.1 million in reductions of intangible and other assets.

Accelerated depreciation is a result of not immediately removing from operations certain assets to be disposed of and depreciating these assets over their revised remaining estimated useful lives. Inventory markdowns represent losses on the carrying value of non-strategic inventory resulting from the closure of facilities and discontinuation of certain products.

In association with the restructuring plan, the company closed a total of 31 production facilities, 106 non-production locations (e.g., storage, distribution, administrative, etc.) and sold 18 non-core businesses. The historical operating results and gains/losses associated with sold businesses or facilities were not material.

Approximately 8,450 employees received notification of their termination as a result of the restructuring plan, primarily in manufacturing and operating facilities. In addition, other exit costs (consisting of lease termination and other contractual termination costs) occurred as a result of the restructuring plan. Such activity is as follows:

In millions, except headcount	Severance Amount	Severance Headcount	Other Exit Costs
Balance, May 30, 1999	$ 39.0	2,900	$ 7.3
Fiscal 2000 activity:			
Charges to income	$ 57.8	5,290	$ 50.9
Utilized	(44.3)	(4,990)	(21.5)
Balance, May 28, 2000	$ 52.5	3,200	$ 36.7
Fiscal 2001 activity:			
Utilized	(31.0)	(2,800)	(28.1)
Balance, May 27, 2001	$ 21.5	400	$ 8.6
Fiscal 2002 activity:			
Utilized	(11.1)	(300)	(3.8)
Balance, May 26, 2002	$ 10.4	100	$ 4.8

Included in the May 26, 2002, severance reserve balance are amounts owed to individuals who have been severed but are receiving their severance payments over a period of time rather than in the form of a lump sum.

15. PRE-TAX INCOME AND INCOME TAXES

Income before income taxes and cumulative effect of changes in accounting consisted of the following:

	2002	2001	2000
United States	**$ 1,189.2**	$ 1,010.6	$ 541.5
Foreign	**79.0**	93.5	76.1
	$ 1,268.2	$ 1,104.1	$ 617.6

The provision for income taxes includes the following:

	2002	2001	2000
Current			
Federal	**$ 276.8**	$ 299.3	$ 255.6
State	**29.3**	30.9	22.5
Foreign	**32.1**	40.4	33.3
	$ 338.2	$ 370.6	$ 311.4
Deferred			
Federal	**131.9**	46.4	(70.1)
State	**13.1**	4.6	(6.0)
	145.0	51.0	(76.1)
	$ 483.2	$ 421.6	$ 235.3

Income taxes computed by applying statutory rates to income before income taxes are reconciled to the provision for income taxes set forth in the consolidated statements of earnings as follows:

	2002	2001	2000
Computed U.S. federal income taxes	**$ 443.9**	$ 386.4	$ 216.2
State income taxes, net of U.S. federal tax benefit	**27.6**	23.1	11.0
Nondeductible amortization of goodwill and other intangibles	**27.8**	24.7	18.1
Export and jobs tax credits	**(16.0)**	(20.4)	(19.2)
Other	**(.1)**	7.8	9.2
	$ 483.2	$ 421.6	$ 235.3

Income taxes paid were $310.4 million, $268.4 million, $441.5 million in fiscal 2002, 2001 and 2000, respectively. The Internal Revenue Service has closed examinations of the company's tax returns through fiscal 1995. Certain tax authorities have proposed adjustments for later years, some of which are being contested by the company. The company believes that it has made adequate provisions for income taxes payable.

The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consists of the following:

	2002		2001	
	Assets	**Liabilities**	Assets	Liabilities
Depreciation and amortization	**$ –**	**$ 489.0**	$ –	$ 532.7
Pension and other postretirement benefits	**211.8**	**–**	208.1	–
Other noncurrent liabilities that will give rise to future tax deductions	**173.8**	**–**	148.4	–
Accrued expenses	**69.4**	**–**	58.5	–
Restructuring/Impairment and restructuring-related charges	**203.6**	**–**	262.4	–
Other	**98.9**	**67.0**	76.0	28.8
	$ 757.5	**$ 556.0**	$ 753.4	$ 561.5

16. COMMITMENTS

The company leases certain facilities and transportation equipment under agreements that expire at various dates. Rent expense under all operating leases was $307.3 million, $286.9 million and $286.9 million in fiscal 2002, 2001 and 2000, respectively.

A summary of noncancelable operating lease commitments for fiscal years following May 26, 2002, is as follows:

2003	$ 121.1
2004	98.3
2005	77.5
2006	58.0
2007	78.3
Later years	306.5
	$ 739.7

The company had letters of credit, performance bonds and other commitments and guarantees outstanding at May 26, 2002, aggregating to $101.3 million.

ConAgra Foods enters into many lease agreements for land, buildings, and equipment at competitive market rates, and some of the lease arrangements are with Opus Corporation or its affiliates ("Opus"). A member of the company's board of directors is a beneficial owner and director of Opus. The agreements with Opus relate to the leasing of land and buildings for ConAgra Foods. ConAgra Foods occupies the buildings pursuant to long-term leases with Opus, some of which contain various termination rights and purchase options. Leases effective in fiscal 2002 require annual lease payments by ConAgra Foods of approximately $19 million.

ConAgra Foods has leased or expects to lease additional facilities, which are under construction or recently completed, in fiscal 2003 from Opus with annual lease payments of approximately $2.4 million. The lease payments will include the lessor's borrowing costs for construction funds. In fiscal 2002, ConAgra Foods provided construction financing at the company's short-term borrowing rates, which were lower rates than the lessor would obtain from other lending sources. The construction financing for each facility is provided for a period of less than a year, secured by a mortgage on the facility, and repaid in full to the company following the commencement of the lease. During fiscal 2002, the construction financing provided by the company to Opus totaled approximately $41 million.

17. CONTINGENCIES

In fiscal 1991, the company acquired Beatrice Company ("Beatrice"). As a result of the acquisition and the significant pre-acquisition contingencies of the Beatrice businesses and its former subsidiaries, the consolidated post-acquisition financial statements of the company reflect significant liabilities associated with the estimated resolution of these contingencies. These include various litigation and environmental proceedings related to businesses divested by Beatrice prior to its acquisition by the company. The environmental proceedings include litigation and administrative proceedings involving Beatrice's status as a potentially responsible party at 32 Superfund, proposed Superfund or state-equivalent sites; these sites involve locations previously owned or operated by predecessors of Beatrice that used or produced petroleum, pesticides, fertilizers, dyes, inks, solvents, PCBs, acids, lead, sulfur, tannery wastes and/or other contaminants. Beatrice has paid or is in the process of paying its liability share at 31 of these sites. Adequate reserves for these matters have been established based on the company's best estimate of its undiscounted remediation liabilities, which estimates include evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of Beatrice and other potentially responsible parties and its experience in remediating sites. The reserves for Beatrice environmental matters totaled $119.3 million as of May 26, 2002, and $123.0 million as of May 27, 2001, a majority of which relates to the Superfund and state equivalent sites referenced above. Expenditures for these matters are expected to occur over a period of 5 to 20 years.

The company is a party to a number of other lawsuits and claims arising out of the operation of its businesses. After taking into account liabilities recorded for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on the company's financial condition, results of operations or liquidity.

18. DERIVATIVE FINANCIAL INSTRUMENTS

The company is exposed to market risk, such as changes in commodity prices, foreign currency exchange rates and interest rates. To manage volatility associated with these exposures, the company may enter into various derivative transactions pursuant to established company policies.

Commodity Price Management – The company is subject to raw material price fluctuations caused by supply conditions, weather, economic conditions and other factors. Generally, the company utilizes commodity futures and options contracts to reduce the volatility of commodity input prices on items such as grains, vegetable oils, livestock and energy.

Futures and options contracts qualifying for hedge accounting and used to hedge anticipated transactions are designated as cash flow hedges with gains and losses deferred in accumulated other comprehensive income, to the extent the hedge is effective. These amounts are recognized within cost of goods sold in the period during which the hedged transaction affects earnings. Any hedge gain or loss deemed ineffective, as well as gains or losses on contracts for which the company does not qualify, or elects not to qualify, for hedge accounting, are immediately recognized within sales or cost of goods sold.

Foreign Currency Management – In order to reduce exposures related to changes in foreign currency exchange rates, the company may enter into forward exchange or option contracts for transactions denominated in a currency other than the applicable functional currency. This includes, but is not limited to, hedging against foreign currency risk in purchasing inventory and capital equipment, sales of finished goods and future settlement of foreign-denominated assets and liabilities.

Hedges of anticipated foreign-denominated transactions are designated as cash flow hedges. The gains and losses associated with these hedges are deferred in accumulated other comprehensive income until the forecasted transaction impacts earnings. Forward exchange and option contracts are also used to hedge firm commitment transactions denominated in a currency other than the applicable functional currency. The firm commitments and foreign currency hedges are both recognized at fair value within prepaid expenses and other current assets. Gains and losses associated with firm commitment and foreign currency hedges are recognized within net sales. Foreign currency derivatives for which the company has elected not to account for under hedge accounting are recorded immediately in earnings within sales, cost of goods sold or selling, general and administrative expenses, depending on the nature of the transaction.

Interest Rate Management – In order to reduce exposures related to changes in interest rates, the company may use derivative instruments, including interest rate swaps. As of May 26, 2002, the company had interest rate swap agreements outstanding, effectively converting $2 billion of the company's fixed rate debt into floating rate debt. The interest rate swaps are accounted for as fair value hedges and result in no ineffectiveness being recognized in the income statement as the interest rate swaps' provisions match the applicable provisions of the hedged debt.

Additional Derivative Information – The fair value of derivative assets is recognized within prepaid expenses and other current assets, while the fair value of derivative liabilities is recognized within other accrued liabilities. As of May 26, 2002, the fair value of derivatives recognized within prepaid expenses and other current assets was $108.7 million and the amount recognized within other accrued liabilities was $35.4 million.

For fiscal 2002, the ineffectiveness associated with derivatives designated as both cash flow and fair value hedges was a loss of $5.9 million. Hedge ineffectiveness is recognized within net sales or cost of goods sold, depending on the nature of the hedge. The company does not exclude any components of the hedging instrument's gain or loss when assessing effectiveness.

Generally, the company hedges a portion of its anticipated consumption of commodity inputs for periods up to 12 months. The company may enter into longer-term hedges on particular commodities if deemed appropriate. As of May 26, 2002, the company had hedged certain portions of its anticipated consumption of commodity inputs through March 2005.

As of May 26, 2002, the net deferred loss recognized in accumulated other comprehensive income was $19.5 million, net of tax, which includes the impact of the cumulative effect of change in accounting principle. Of this amount, $10.5 million, net of tax, will be recognized within earnings over the next 12 months. For fiscal 2002, a net of tax $19.5 million loss was recognized from accumulated other comprehensive income into earnings. No cash flow hedges or firm commitments were discontinued during fiscal 2002.

19. PENSION AND POSTRETIREMENT BENEFITS

Due to the long-term nature of pension and postretirement benefit obligations, applicable accounting literature requires the use of many assumptions in measuring the related expenses and obligations. Assumptions such as discount rates used to value liabilities, estimated returns on plan assets, future salary increases and future health costs are all inherent in measuring the liabilities and expenses associated with the company's pension and postretirement benefit plans. The company works with third-party specialists to assist management in determining reasonable assumptions in order to appropriately measure the expense and liabilities associated with pension and postretirement benefits.

Retirement Pension Plans

The company and its subsidiaries have defined benefit retirement plans ("Plan") for eligible salaried and hourly employees. Benefits are based on years of credited service and average compensation or stated amounts for each year of service. The company funds these plans in accordance with the minimum and maximum limits established by law.

Components of pension benefit costs and weighted average actuarial assumptions are:

	2002	2001	2000
Pension Benefit Cost			
Service cost	**$ 59.6**	$ 52.3	$ 55.7
Interest cost	**115.1**	109.7	103.2
Expected return on plan assets	**(136.0)**	(126.3)	(114.6)
Amortization of prior service costs	**4.3**	4.3	4.3
Amortization of transition obligation (asset)	**(2.8)**	(2.7)	(2.7)
Recognized net actuarial (gain) loss	**(3.9)**	(0.1)	3.4
Curtailment (gain) loss and special benefits	**0.2**	0.3	3.3
Pension benefit cost – company plans	**36.5**	37.5	52.6
Pension benefit cost – multi-employer plans	**7.3**	8.9	9.4
Total pension benefit cost	**$ 43.8**	$ 46.4	$ 62.0
Actuarial Assumptions			
Discount rate	**7.50%**	7.50%	6.75%
Long-term rate of return on plan assets	**9.25%**	9.25%	9.25%
Long-term rate of compensation increase	**5.50%**	5.50%	5.50%

The change in projected benefit obligation, change in plan assets and funded status of the plans at Feb. 28, 2002, and 2001, were:

	2002	2001
Change in Projected Benefit Obligation		
Projected benefit obligation at beginning of year	**$ 1,575.8**	$ 1,489.2
Service cost	**59.6**	52.3
Interest cost	**115.1**	109.7
Plan participants' contributions	**0.1**	0.1
Amendments	**3.9**	3.1
Actuarial (gain) loss	**45.0**	(11.0)
Curtailment/Settlement (gain) loss	**(0.6)**	0.3
Acquisitions	**–**	19.3
Other	**0.6**	–
Benefits paid	**(90.4)**	(87.2)
Projected benefit obligation at end of year	**$ 1,709.1**	$ 1,575.8

	2002	2001
Change in Plan Assets		
Fair value of plan assets at beginning of year	**$ 1,643.7**	$ 1,652.1
Actual return on plan assets	**(18.6)**	49.7
Employer contributions	**14.1**	20.9
Plan participants' contributions	**0.1**	0.1
Investment and administrative expenses	**(13.8)**	(10.3)
Acquisitions	**–**	18.5
Other	**(0.2)**	(0.1)
Benefits paid	**(90.4)**	(87.2)
Fair value of plan assets at end of year	**1,534.9**	1,643.7
Funded Status	**(174.2)**	67.9
Unrecognized actuarial gain	**(66.7)**	(279.5)
Unrecognized prior service cost	**25.7**	21.6
Unrecognized transition amount	**(1.0)**	(3.8)
Accrued benefit cost	**$ (216.2)**	$ (193.8)
Amounts Recognized in Consolidated Balance Sheets		
Prepaid benefit cost	**$ 6.7**	$ –
Accrued benefit cost	**(257.9)**	(193.8)
Intangible asset	**10.4**	–
Accumulated other comprehensive (income) loss	**24.6**	–
Net Amount Recognized	**$ (216.2)**	$ (193.8)
Actuarial Assumptions		
Discount rate	**7.25%**	7.50%
Long-term rate of compensation increase	**5.50%**	5.50%

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at Feb. 28, 2002, and Feb. 28, 2001, were:

	2002	2001
Projected benefit obligation	**$ 343.4**	$ 142.2
Accumulated benefit obligation	**309.1**	131.5
Fair value of plan assets	**231.2**	65.0

Plan assets are primarily invested in equity securities, corporate and government debt securities and common trust funds. Included in plan assets are 5.1 million shares of the company's common stock at a fair market value of $118.9 million and $100.0 million at Feb. 28, 2002, and Feb. 28, 2001, respectively.

Certain employees of the company are covered under defined contribution plans. The expense related to these plans was $33.2 million, $30.2 million and $31.1 million in fiscal 2002, 2001 and 2000, respectively.

Postretirement Benefits

The company's postretirement plans provide certain medical and dental benefits to qualifying U.S. employees.

Components of postretirement benefit costs and weighted average actuarial assumptions are:

	2002	2001	2000
Postretirement Benefit Cost			
Service cost	**$ 3.0**	$ 2.8	$ 2.8
Interest cost	**25.2**	24.1	22.1
Expected return on plan assets	**(0.6)**	(0.6)	(0.5)
Amortization of prior service cost	**-**	(1.7)	(2.1)
Amortization of transition obligation	**-**	0.1	0.1
Recognized net actuarial (gain) loss	**(4.0)**	(5.5)	(3.8)
Curtailment (gain) loss	**0.3**	–	(9.3)
	$ 23.9	$ 19.2	$ 9.3
Actuarial Assumptions			
Discount rate	**7.50%**	7.50%	6.75%
Long-term rate of return on plan assets	**13.70%**	13.70%	13.70%

Included in the company's postretirement plan assets are guaranteed investment contracts ("GICs") entered into in 1981 that provide guaranteed double-digit returns.

The change in accumulated benefit obligation, change in plan assets and funded status of the plans at Feb. 28, 2002, and Feb. 28, 2001, were:

	2002	2001
Change in Accumulated Benefit Obligation		
Accumulated benefit obligation at beginning of year	**$ 351.7**	$ 315.3
Service cost	**3.0**	2.8
Interest cost	**25.2**	24.1
Plan participants' contributions	**2.8**	2.4
Actuarial (gain) loss	**46.7**	19.8
Acquisition	**-**	26.1
Benefits paid	**(42.2)**	(37.5)
Plan amendments	**(5.3)**	(1.3)
Accumulated benefit obligation at end of year	**$ 381.9**	$ 351.7
Change in Plan Assets		
Fair value of plan assets at beginning of year	**$ 5.1**	$ 5.1
Actual return on plan assets	**0.6**	0.6
Employer contributions	**38.4**	34.5
Plan participants' contributions	**2.8**	2.4
Benefits paid	**(42.2)**	(37.5)
Fair value of plan assets at end of year	**4.7**	5.1
Funded Status	**(377.2)**	(346.6)
Unrecognized net gain	**(27.5)**	(78.9)
Unrecognized transition amount	**-**	–
Unrecognized prior service cost	**(5.8)**	(0.2)
Accrued benefit cost	**$ (410.5)**	$ (425.7)
Actuarial Assumptions		
Discount rate	**7.25%**	7.50%

Benefit costs were generally estimated assuming retiree health care costs would increase 7.5%, 6.5% and 5.5% in fiscal 2003, 2004 and thereafter, respectively.

A one percentage point change in assumed health care cost rates would have the following effect:

	One Percent Increase	One Percent Decrease
Total service and interest cost components	$ 2.9	$ (2.6)
Postretirement benefit obligation	31.5	(27.8)

The company generally intends to fund claims as reported.

20. BUSINESS SEGMENTS AND RELATED INFORMATION

The company has changed its reporting segments to reflect how the company now manages its operations. Previously, the company's reporting segments were Packaged Foods, Refrigerated Foods and Agricultural Products. The new reporting segments are Packaged Foods, Food Ingredients, Meat Processing and Agricultural Products. As a result, (1) the company's branded processed meats operations, previously included in Refrigerated Foods, are now included in Packaged Foods; (2) the remaining operations within the Refrigerated Foods segment now make up the Meat Processing reporting segment; and (3) the company's food ingredients operations, previously included in Agricultural Products, are reported separately. The company has reclassified the segment information for fiscal 2001 and 2000 to conform to the current fiscal year presentation.

The company's operations are aggregated into four reportable segments based upon similar economic characteristics, nature of products and services offered, nature of production processes, the type or class of customer and distribution methods. Packaged Foods includes the company's shelf-stable, frozen and refrigerated foods which are processed and packaged. Meat Processing includes operations that process beef, pork and poultry. Both the Packaged Foods and Meat Processing reporting segments market food products in retail and foodservice channels. Food Ingredients includes the company's non-grain-based ingredients, such as processed seasonings, blends and flavorings as well as grain-based items which are processed for ingredient use. Agricultural Products includes operations involved in the distribution of agricultural crop inputs as well as the company's agricultural products/merchandising operations.

Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on net sales less all identifiable operating expenses and includes the related equity in earnings of companies included on the basis of the equity method of accounting. General corporate expense, goodwill amortization, interest expense and income taxes have been excluded from segment operations.

	2002	2001	2000
Sales to unaffiliated customers			
Packaged Foods	**$ 12,363.8**	$ 11,367.8	$ 10,209.7
Food Ingredients	**1,669.0**	1,664.7	1,707.3
Meat Processing	**10,023.5**	10,432.2	10,233.0
Agricultural Products	**3,573.3**	3,635.8	3,334.5
Total	**$ 27,629.6**	$ 27,100.5	$ 25,484.5
Intersegment sales			
Packaged Foods	**$ 32.8**	$ 40.4	$ 38.6
Food Ingredients	**234.5**	260.0	242.8
Meat Processing	**781.3**	645.0	647.8
Agricultural Products	**37.6**	46.2	211.2
	1,086.2	991.6	1,140.4
Intersegment elimination	**(1,086.2)**	(991.6)	(1,140.4)
Total	**$ –**	$ –	$ –
Net sales			
Packaged Foods	**$ 12,396.6**	$ 11,408.2	$ 10,248.3
Food Ingredients	**1,903.5**	1,924.7	1,950.1
Meat Processing	**10,804.8**	11,077.2	10,880.8
Agricultural Products	**3,610.9**	3,682.0	3,545.7
Intersegment elimination	**(1,086.2)**	(991.6)	(1,140.4)
Total	**$ 27,629.6**	$ 27,100.5	$ 25,484.5
Operating profit (Note a)			
Packaged Foods	**$ 1,610.4**	$ 1,395.8	$ 998.4
Food Ingredients	**160.1**	173.3	90.0
Meat Processing	**269.3**	180.8	102.5
Agricultural Products	**18.6**	108.6	48.1
Total operating profit	**2,058.4**	1,858.5	1,239.0
Interest expense	**401.5**	423.3	303.8
General corporate expenses	**279.8**	236.9	254.2
Goodwill amortization	**108.9**	94.2	63.4
Income before income taxes and cumulative effect of changes in accounting	**$ 1,268.2**	$ 1,104.1	$ 617.6
Identifiable assets			
Packaged Foods	**$ 9,082.6**	$ 9,258.3	$ 5,940.2
Food Ingredients	**941.7**	1,020.5	949.2
Meat Processing	**2,256.4**	2,380.3	2,263.0
Agricultural Products	**2,283.4**	2,709.3	2,239.8
Corporate	**932.1**	1,112.4	804.4
Total	**$ 15,496.2**	$ 16,480.8	$ 12,196.6
Additions to property, plant and equipment, net — including businesses acquired/divested			
Packaged Foods	**$ 359.2**	$ 581.2	$ 291.2
Food Ingredients	**3.8**	77.2	46.6
Meat Processing	**111.3**	126.6	395.6
Agricultural Products	**17.3**	39.9	35.2
Corporate	**27.5**	65.1	59.9
Total	**$ 519.1**	$ 890.0	$ 828.5
Depreciation and amortization			
Packaged Foods	**$ 387.3**	$ 377.5	$ 331.2
Food Ingredients	**41.9**	44.4	42.7
Meat Processing	**127.5**	122.0	116.4
Agricultural Products	**35.3**	30.8	30.7
Corporate	**31.2**	18.2	15.5
Total	**$ 623.2**	$ 592.9	$ 536.5

Note a: Fiscal 2000 includes before-tax restructuring and restructuring-related charges of $621.4 million (Note 14). These charges were included in operating profit as follows: $346.8 million in Packaged Foods, $58.9 million in Food Ingredients, $130.7 million in Meat Processing and $85.0 million in Agricultural Products.

The operations of the company are principally in the United States. Operations outside the United States are worldwide with no single foreign country or geographic region being significant to the consolidated operations. Foreign net sales were $4.3 billion, $4.0 billion and $3.6 billion in fiscal 2002, 2001 and 2000, respectively. Net sales are attributed to countries based on location of customer. The company's long-lived assets located outside of the United States are not significant.

21. QUARTERLY RESULTS (UNAUDITED)

	Net Sales	Gross Profit	Net Income	Earnings Per Share Basic	Earnings Per Share Diluted	Stock Market Price High	Stock Market Price Low	Dividends Declared Per Share
2002								
First	$ 7,607.8	$ 1,054.0	$ 188.4	$ .36	$ .36	$ 22.63	$ 19.02	$ .22500
Second	7,363.6	1,099.2	231.6	.44	.44	24.70	21.72	.23500
Third	6,244.7	952.6	170.8	.31	.31	25.08	22.70	.23500
Fourth	6,413.5	987.3	192.2	.37	.36	25.64	22.60	.23500
Year	**$ 27,629.6**	**$ 4,093.1**	**$ 783.0**	**$ 1.48**	**$ 1.47**	**$ 25.64**	**$ 19.02**	**$ .93000**
2001								
First	$ 7,061.6	$ 863.6	$ 120.2	$ .25	$ .25	$ 23.69	$ 18.25	$ .20350
Second	7,232.0	1,104.0	281.2	.54	.54	26.19	18.06	.22500
Third	6,379.1	922.1	115.8	.22	.22	26.19	18.75	.22500
Fourth	6,427.8	899.1	121.4	.23	.23	21.69	17.50	.22500
Year	**$ 27,100.5**	**$ 3,788.8**	**$ 638.6**	**$ 1.24**	**$ 1.24**	**$ 26.19**	**$ 17.50**	**$ .87850**

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
ConAgra Foods, Inc.

We have audited the accompanying consolidated balance sheets of ConAgra Foods, Inc. and subsidiaries (the "company") as of May 26, 2002 and May 27, 2001, and the related consolidated statements of earnings, comprehensive income, common stockholders' equity and cash flows for each of the three years in the period ended May 26, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ConAgra Foods, Inc. and subsidiaries as of May 26, 2002 and May 27, 2001, and the results of their operations and their cash flows for each of the three years in the period ended May 26, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2002 the company changed its method of accounting for derivative instruments and other hedging activities and in 2001 the company changed its methods of accounting for revenue recognition relating to the shipping terms for certain of its product sales, retailer sales incentives and consumer sales incentives.

Deloitte & Touche LLP

Deloitte & Touche LLP
July 11, 2002
Omaha, Nebraska

RESPONSIBILITIES

Our Guiding Principles

In the marketplace, we are committed to pursuing business objectives that reward our consumers, customers, shareholders and employees. While we often express these goals in financial terms, we recognize that the ways in which we operate our business are important to all of us.

This means we place a high priority on managing our business in an ethical manner. Believing that everyone is both responsible and accountable, we foster and insist on ethical behavior throughout ConAgra Foods. Our employees should follow the spirit, as well as the letter, of the law and feel comfortable about bringing ethical concerns forward without fear of reprisal. With that in mind, an updated *Code of Conduct* has been developed and distributed to all employees and is an important part of our culture.

Just as we rely on the strength and integrity of our products, we also depend on, and value, the strength and integrity of the people who are ConAgra Foods.

Principal Officers

The principal officers of the company include, among others, those listed on pages 70 and 71 of this report. The principal officers are responsible for maintaining throughout the company a system of internal controls, which protects the assets of the company on a reasonable and economic basis. They also are responsible for maintaining records that permit the preparation of financial statements that fairly present the financial condition and results of operations of the company in accordance with generally accepted accounting principles.

Audit Committee of the Board

The Audit Committee of ConAgra Foods' Board of Directors is composed solely of independent directors and recommends the appointment of the company's independent auditors. The Audit Committee meets regularly, and, when appropriate, separately, with the independent auditors, the company's internal auditors and financial management. Both the independent auditors and the company's internal auditors have unrestricted access to the Audit Committee.

BOARD OF DIRECTORS

David H. Batchelder
San Diego, California
Managing member of Relational Investors LLC (investment advisory firm) and chairman of Batchelder & Partners, Inc., (investment advisory and consulting firm). Director since 2002.

Mogens C. Bay
Omaha, Nebraska
Chairman and chief executive officer of Valmont Industries, Inc. (products for water management and infrastructure). Director since 1996.

Howard G. Buffett
Decatur, Illinois
President of BioImages (photography and publishing) and president of Buffett Farms. Director since 2002.

Gen. John T. Chain, Jr.
Fort Worth, Texas
Chairman of the Thomas Group (international management consulting). Retired general, United States Air Force. Former commander-in-chief of the Strategic Air Command. Director since 2001.

Dr. Alice B. Hayes
San Diego, California
President of the University of San Diego. Director since 2001.

W. G. Jurgensen
Columbus, Ohio
Chief executive officer of Nationwide Mutual Insurance Co. Director since 2002.

Robert A. Krane
Denver, Colorado
Former president, chief executive officer and director of Central Bancorporation, Inc. (financial services). Former vice chairman and director of Norwest Corporation. Director since 1982.

Mark H. Rauenhorst
Minnetonka, Minnesota
President and chief executive officer of Opus Corporation (commercial real estate development and construction). Director since 2001.

Carl E. Reichardt
San Francisco, California
Vice chairman of Ford Motor Co. Former chairman of the board of directors of Wells Fargo & Co. Director since 1993.

Bruce Rohde
Omaha, Nebraska
Chief executive officer of ConAgra Foods since September 1997. Chairman of ConAgra Foods' board of directors since September 1998.

Dr. Ronald W. Roskens
Omaha, Nebraska
President of Global Connections, Inc. (international business consulting). Former president of the University of Nebraska. Director since 1992.

Kenneth E. Stinson
Omaha, Nebraska
Chairman and chief executive officer of Peter Kiewit Sons', Inc. (construction and mining). Director since 1996.

Board Committees

Audit Committee
Robert A. Krane, Chairman
Mogens C. Bay
Kenneth E. Stinson

Corporate Affairs Committee
Howard G. Buffett, Chairman
Dr. Alice B. Hayes
Mark H. Rauenhorst

Executive Committee
Bruce Rohde, Chairman
Robert A. Krane
Carl E. Reichardt

Human Resources Committee
Carl E. Reichardt, Chairman
Gen. John T. Chain, Jr.
Dr. Ronald W. Roskens

Corporate Governance Committee
Gen. John T. Chain, Jr., Chairman
Mogens C. Bay
Dr. Alice B. Hayes
Kenneth E. Stinson

Nominating Committee
Dr. Ronald W. Roskens, Chairman
Howard G. Buffett
Carl E. Reichardt

OFFICERS

CORPORATE OFFICERS

Bruce Rohde
Chairman, Chief Executive Officer and President

Control and Development

Dwight J. Goslee
Executive Vice President, Operations Control and Development

Jay D. Bolding
Senior Vice President and Controller

John W. Neppl
Vice President, Assistant Controller

John F. Gehring
Vice President, Internal Audit

Debra L. Keith
Vice President, Taxes

Patrick J. Koley
Vice President, Planning

Finance and Risk

James P. O'Donnell
Executive Vice President, Chief Financial Officer and Corporate Secretary

Scott E. Messel
Vice President, Treasurer

Vijay Singh
Vice President, Risk Control

James P. Salvadori
Vice President, Credit Services

Archie L. Meairs
Vice President, Insurance and Loss Control

Human Resources and Administration

Owen C. Johnson
Executive Vice President, Human Resources and Administration

Anita L. Wheeler
Vice President, Leadership Development and Planning

Linda I. Workman
Vice President, Employee Relations

Donald N. Baxter
Vice President, Compensation and Human Resources Best Practices

David G. Pederson
Vice President, Reward Strategy

James G. Doyle
Vice President, Real Estate and Facilities

Anthony M. Sanders
Vice President, Human Resources Business Center

Information Systems

Kenneth W. Gerhardt
Senior Vice President and Chief Information Officer

Gerrit J. Schutté
Vice President, Technology Services

Steven P. Hansen
Vice President, Business Applications

Douglas A. Taylor
Vice President, Financial Systems

Marketing and Communications

Timothy P. McMahon
Senior Vice President, Marketing and Communications

Christopher P. Kircher
Vice President, Communications

Brent A. Baglien
Vice President, Government Affairs

Richard L. Gady
Vice President, Industry Affairs and Chief Economist

Lynn L. Phares
President, ConAgra Foods Foundation

Investor Relations

Chris W. Klinefelter
Vice President, Investor Relations

Economic and Commodity Strategies

Michael D. Walter
Senior Vice President, Commodity Procurement and Economic Strategy

William G. Lapp
Vice President, Economic Research

Operational Improvements

Russell J. Bragg
Senior Vice President, Operational Improvements

Office of Product Quality and Development

Patricia Verduin
Senior Vice President and Director, Office of Product Quality and Development

Environment, Health and Safety

Philip J. James
Senior Vice President, Environment, Health and Safety

Jon A. Vanderhoof, M.D.
Vice President, Nutrition and Health Sciences

LEGAL COUNSEL

McGrath, North, Mullin & Kratz, P.C.
Omaha, Nebraska

General Counsel
Roger W. Wells

Assistant General Counsel
Leo A. Knowles

OFFICERS

PACKAGED FOODS OFFICERS

ConAgra Foods Retail Products Company

F. Martin Thrasher
President and Chief Operating Officer

Gregg A. Tanner
Senior Vice President, Supply Chain

John M. Pooley
Senior Vice President and Chief Purchasing Officer, Enterprise Purchasing

Stephen J. Tibey
Senior Vice President, Integrated Logistics

Kevin P. Adams
Senior Vice President, Integrated Financial Operations

John C. Adderton
Vice President, Customer Service

Tracy J. Bargman
Vice President, Product Innovation

Robert E. Baker
Vice President, Market Strategy

Douglas A. Knudsen
President, Retail Sales Development

Refrigerated Foods Group
F. Martin Thrasher
President and Chief Operating Officer

Grocery Foods Group
Dennis F. O'Brien
President and Chief Operating Officer

Snack Foods Group
John S. McKeon
President and Chief Operating Officer

Frozen Foods Group
R. Dean Hollis
President and Chief Operating Officer

Dairy Foods Group
Richard G. Scalise
President and Chief Operating Officer

International Group
Raymond J. DeRiggi
Chairman, International

ConAgra Foods – Foodservice Company

Richard A. Porter
President and Chief Operating Officer

William J. Caskey
Vice President, Foodservice

Howard E. Cicon
Executive Vice President, Operations

Stephen R. Rummel
Senior Vice President, Finance

Specialty Potato Products
Jeffery J. DeLapp
President

Refrigerated Meat
Steven Zoll
President

Diversified Food Products
Larry Cirina
President

Ethnic Foods
Ronald G. Altman
President

Seafood
Jesse Gonzalez
President

FOOD INGREDIENTS OFFICERS

ConAgra Food Ingredients Company

Larry A. Carter
President and Chief Operating Officer

Grain Processing Group
Gary W. Mize
President

Micro Ingredients Group
David J. Colo
Executive Vice President

MEAT PROCESSING OFFICERS

ConAgra Meat Companies

John N. Simons
President and Chief Operating Officer

Pork
Dennis Henley
President and Chief Operating Officer

Beef
John N. Simons
President

Australia Meat Holding Pty Ltd.
John Keir/Peter White
Joint Chief Executive Officers

ConAgra Poultry Company
Gerard A. Dowd
President and Chief Operating Officer

AGRICULTURAL PRODUCTS OFFICERS

ConAgra Foods Agricultural Products Company

Gregory A. Heckman
President and Chief Operating Officer

ConAgra Trade Group
Gregory A. Heckman
President and Chief Operating Officer

Business Strategy
James D. Anderson
Executive Vice President

United Agri Products
Floyd McKinnerney
Chairman

Larry Kenneth Cordell
President and Chief Operating Officer

INVESTOR INFORMATION

Contacts

Investor Relations (402) 595-4154
(for analyst/investor inquiries)

ConAgra Foods Shareholder Services (800) 214-0349
(for individual shareholder account issues)

Assistant Corporate Secretary (402) 595-4005
(for additional shareholder needs)

ConAgra Foods Investor Information (800) CAG-0244
(news and publications – ConAgra Foods representatives available during business hours)

Corporate Communications (402) 595-5392
(for media/other inquiries)

Corporate Headquarters

ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102-5001
(402) 595-4000

ConAgra Foods Stock

ConAgra Foods common stock is listed on the New York Stock Exchange. Ticker symbol: CAG. At the end of fiscal 2002, 537.0 million shares of common stock were outstanding, including 9.9 million shares held in the company's Employee Equity Fund. There were approximately 34,000 shareholders of record, approximately 43,000 holders via ConAgra Foods' 401(k) plan for employees, and more than 190,000 "street-name" beneficial holders whose shares were held in names other than their own—in brokerage accounts, for example. During fiscal 2002, 355 million shares were traded, a daily average of approximately 1.4 million shares. The Series B preferred securities of ConAgra Foods Capital, L.C. also are listed on the New York Stock Exchange. Ticker symbol: CAG PrB. The Series A and Series C preferred securities were redeemed during fiscal 2002. For the current dividend rate of ConAgra Foods Capital's Series B adjustable rate preferred securities, call (800) 214-0349.

Transfer Agent and Registrar

Wells Fargo Shareowner Services
161 N. Concord Exchange, P.O. Box 64856
St. Paul, MN 55164-0856
(800) 214-0349

Printed on recycled paper

Common Stock Dividends

ConAgra Foods normally pays quarterly common stock dividends on March 1, June 1, September 1 and December 1. During fiscal 2002, ConAgra Foods declared dividends of 93.0¢. The current annual dividend rate is 94.0¢ per share. The company's dividend objective is on page 9 of this report.

ConAgra Foods has paid 106 consecutive quarterly common stock dividends. During fiscal 2002, the company began its 27th consecutive year of increased dividends per share.

Annual Meeting of Shareholders

ConAgra Foods' annual shareholders' meeting will be held on Thursday, Sept. 26, 2002, at 1:30 p.m. at the Omaha Civic Auditorium Music Hall, 1804 Capitol Ave., Omaha, Neb. See the proxy statement for additional information.

ConAgra Foods Shareholder Services

Stockholders of record who have questions about or need help with their accounts may contact ConAgra Foods Shareholder Services, (800) 214-0349.

Through the ConAgra Foods Shareholder Service Plan, stockholders of record may:

- Have stock certificates held by ConAgra Foods Shareholder Services for safekeeping and for facilitating sale or purchase of shares.
- Automatically reinvest some or all dividends in ConAgra Foods common stock. About 42 percent of ConAgra Foods stockholders of record participate in the dividend reinvestment plan.
- Purchase additional shares of ConAgra Foods common stock through voluntary cash investments of $50 to $50,000 per calendar year.
- Have bank accounts automatically debited to purchase additional ConAgra Foods shares.
- Automatically deposit dividends directly to bank accounts through Electronic Funds Transfer (EFT).

Investors can access information on ConAgra Foods' business performance and other information, including links to ConAgra Foods' brand Web sites, on our corporate Web site at www.conagrafoods.com.

Communicating with our Investors

- Earnings results are announced quarterly and are distributed through international news agencies, as are other significant company news items.
- Quarterly reports are mailed directly to shareholders and are available electronically.
- A detailed question-and-answer supplement relating to the company's performance or significant company news is provided on our Web site with each quarterly earnings or news release at www.conagrafoods.com.
- Verbal commentary by senior management on the quarterly business performance is available through a toll-free telephone number and Internet webcast made available to the public.
- Individual and institutional investors and analysts are welcome to discuss ConAgra Foods' performance, strategies and other matters by contacting Investor Relations at (402) 595-4154.
- ConAgra Foods meets with investors at our offices or other mutually convenient locations.
- Company management also makes numerous presentations at food and consumer industry conferences, which are broadcast to the public on the Internet.

News and Publications

ConAgra Foods mails quarterly and annual reports to shareholders of record. Street name holders who would like to receive these reports may call ConAgra Foods Investor Information at (800) CAG-0244 and asked to be placed on our mailing list. The reports are also available electronically by registering at www.investordelivery.com.

You may also dial (800) CAG-0244 to hear current company news or to request printed materials such as the Form 10-K. ConAgra Foods shareholders also can obtain the annual report on Form 10-K at no charge by writing to: Assistant Corporate Secretary, One ConAgra Drive, Omaha, NE 68102-5001.

CONAGRA FOODS' NO.1 BLUE RIBBON BRANDS *


ACT II
#1
#1 Microwave Popcorn[1]


Banquet
#1
#1 Frozen Food Brand[2]


Homestyle Bakes
#1
#1 Predicted to be Most Successful New Food Product of 2002[3]


Brown 'N Serve
#1
#1 Fully Cooked Breakfast Sausage[4]


#1
#1 Turkey[5]


Chef BOYARDEE
#1
#1 Canned Pasta[6]


DAVID
#1
#1 Sunflower Seeds[7]


Gilroy
FOODS
#1
#1 Supplier of Dehydrated Garlic, Onion and Vegetables[9]


GULDEN'S
#1
#1 Brown Mustard[10]


HEBREW NATIONAL
#1
#1 Kosher Hot Dog[12]


Hunt's
#1
#1 Tomato Products Brand[13]


Snack Pack
#1
#1 Shelf-Stable Pudding[14]


JHS
#1
#1 Topping Supplier to Restaurants and Institutions[15]


LA CHOY
#1
#1 Shelf-Stable Asian Brand[16]


Lamb Weston
#1
#1 Frozen Potatoes[17]


LIGHTLIFE
#1
#1 Brand of Refrigerated Meat Substitutes[18]


Hunt's
MANWICH
#1
#1 Sloppy Joe Sauce[19]


Orville Redenbacher's
#1
#1 Branded Popcorn Sold in U.S. Theaters[20]


PAM
#1
#1 Non-Stick Cooking Spray[21]


PARKAY
#1
#1 Squeeze Margarine/Spread[22]


Reddi wip
#1
#1 Aerosol Topping[23]


SWISS MISS
#1
#1 Most Preferred Brand of Hot Chocolate[25]


TREASURE CAVE
#1
#1 Blue Cheese[26]


Van Camp's
#1
#1 Pork and Beans[27]

[1]Source: Latest *IRI* data for 52 wks. [2]Source: Latest *IRI* data for 52 wks. [3]Source: *CPG New Product, Pacesetters*, 2001, Part 1 from *IRI*, Jan. 2002 [4]Source: Latest *IRI* data for 52 wks. [5]Source: *AC Nielsen Homescan*, 2001 [6]Source: Latest *IRI* data for 52 wks. [7]Source: *AC Nielsen Homescan*, 52 wks. ending 4/13/02 [8]Egg Beaters is in more households than any other egg substitute (Source: Latest *IRI* data for 52 wks.) [9]Source: Based on percentage of sales, 2002 [10]Source: Latest *IRI* data for 52 wks. [11]Source: Latest *IRI* data for 52 wks. [12]Source: Latest *IRI* data for 52 wks. [13]Source: Latest *IRI* data for 52 wks. [14]Source: Latest *IRI* data for 52 wks.

* These are just some of the ConAgra Foods favorites that are found in nearly all American households.

[15]Source: *Westport Consulting Group*, May 2002, $48.2 million in sales [16]Source: Latest *IRI* data for 52 wks. [17]Source: *Westport Consulting Group*, 39 percent share of frozen [18]Source: Latest *IRI* data for 52 wks. [19]Source: Latest *IRI* data for 52 wks. [20]Source: Based on theater data, 2002 [21]Source: Latest *IRI* data for 52 wks. [22]Source: Latest *IRI* data for 52 wks. [23]Source: Latest *IRI* data for 52 wks. [24]Source: *AC Nielsen Homescan*, 52 wks. ending 4/13/02, *GoodMark Image & Tracking Study*, Nov. 2001 (Awareness source) [25]Source: Latest *IRI* data for 52 wks. [26]Source: Latest *IRI* data for 52 wks. [27]Source: Latest *IRI* data for 52 wks.

ConAgra Foods®

ConAgra Foods Inc.
One ConAgra Drive
Omaha, NE 68102-5001

